UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-12G/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

VEMICS, INC.
(Name of Small Business Issuer in its charter)

Nevada	95-4696799
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

523 Avalon Gardens Drive, Nanuet, New York 10954
(Address of principal executive offices) (Zip Code)

Issuer's telephone number: (845) 371-7380

Copies to:

Scott Museles
Debbie Klis
Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
11921 Rockville Pike
Rockville, Maryland 20852
301-230-5200 (ph)
301-230-2891 (fax)

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Act:

Common Stock - $.001 par value

Title of each class

ITEM 1.  DESCRIPTION OF BUSINESS

Business Overview

We supply organizations of all sizes with subscription-based access to fully collaborative, real-time productivity tools that accelerate the flow of information and education to a rapidly dispersing and highly mobile global workforce.  Our Vemics LiveAccess ™  solutions are focused on education, training and communications and combine multipoint video, voice and data collaboration technologies with industry specific content produced and backed by recognized leading expertise and deep customer support.  The Vemics system replicates the same dynamic found in a live classroom or business meeting and can connect up to 90 endpoints in a single interactive meeting.

Our solutions enable organizations large and small to collaborate and learn face-to-face, online and in real-time from almost anywhere with minimal or no capital investment.  We deliver bottom-line benefits for companies and institutions that need to expand collaborative reach beyond conference rooms and classrooms or need industry specific content delivered in real-time by leading trainers, subject matter experts and coaches.

Our turnkey solutions are designed to utilize existing or off-the shelf computer equipment and minimize or eliminate technology decisions.  They encompass all of the features and services necessary for organizations to conduct online training, meetings or special events, with little or no capital investment and integrate fully with Microsoft’s Outlook, Outlook Calendar and Instant Messaging.

Our Vemics LiveAccess™ solutions are available as fully hosted and managed services.  They adhere to or exceed industry standards for voice, video and data collaboration, can integrate easily with most currently deployed videoconferencing systems and the user interface can be customized for customer or industry specific applications.  The system has video streaming and archiving capabilities.  Our solutions also incorporate front-end management and administrative systems, data base management, registration and scheduling services and ROI summary analysis.

We believe that live, face-to-face, on-line communication is quickly becoming essential to the way that people work.  Such on-line communication creates immediacy, intimacy and joint focus that simply cannot be accomplished by other methods.  Time and distance barriers in today’s global business environment make virtual communications and collaboration tools essential to control costs, ensure timely and accurate information exchange and increase productivity.

Subject to raising additional capital, we believe that we are poised to expand aggressively into the market by providing customers with comprehensive conferencing, collaboration and learning solutions that include a hosted technology platform combined with consulting expertise, industry specific content and deep support, at a fraction of the cost of other solutions now available.  Our solutions will:

         ■       Enable businesses to cost-effectively collaborate with and train their work forces, suppliers, service providers and customers, face-to-face and in real-time without heavy investment in IT infrastructure or the uncertainty of evolving technologies;

         ■       Allow businesses to reach their target audiences in a cost effective manner;

         ■       Supply content providers and subject matter experts with cost-effective virtual delivery vehicles that will enable them to reach deeper into their existing customer base and expand into currently unreachable markets while simultaneously reducing their cost; and

         ■       Act as catalysts for change, driving IP bandwidth usage for network service providers.

We intend to capture market share at the top of the online conferencing and collaboration pyramid where the money, demand and technical capability currently exist for high-end, real-time learning or meeting solutions.  We also intend to pursue a rapidly increasing mobile and independent workforce, which has very similar characteristics to the general consumer market.  This market is more technology savvy, better equipped and more willing to reach out for services that simplify work-life as well as home-life.  This market will also provide a natural bridge into the general consumer space.

We believe we have a competitive advantage in view of the fact that our total end-to-end collaboration and learning solutions are available as hosted services.  This feature enables customers to enjoy state-of-the-art real-time capabilities without the burden of acquiring new technologies themselves or undertaking a major capital investment.  We believe that we are the only provider of single-source solutions that incorporate video, voice and data collaboration (either fully interactive or streamed); content and program production; certifications for continuing education credit; access to industry specific subject matter experts; and event and program archiving and deep customer support.

Businesses are finally looking seriously at the Internet as a way to simplify and accelerate the way they work, communicate and learn.  We have observed a growing willingness to shift the ownership of business process and productivity solutions from the Company to service providers.  We attribute this to the rise of social networking; the rapidly increasing demand for human interactivity regardless of time and distance; the demand for real-time information sharing; the current explosion in affordable broadband and networks; and the acceptance of implementing mission critical software as a service.

Vemics sees two extraordinary opportunities that it can capitalize on now:

     ■       Delivering fully-collaborative learning solutions to end users regardless of location or connectivity options; and
     ■       Delivering fully collaborative, HIPAA compliant learning and productivity solutions to Healthcare Professionals regardless of location or connectivity options.

History

We incorporated in Nevada on November 2, 1992 as E & M Management, Inc. (“E&M”).  E&M entered into a certain Plan and Agreement of Merger - Reorganization (“Merger Agreement”) dated July 29, 1998 with Omninet International, Inc. (“Omninet”), whereby, subject to numerous terms and conditions, E&M was to be merged with and into Omninet, whereby Omninet would be the surviving corporation.  In anticipation of the proposed merger, but prior to closing of the merger, E&M changed its name to Omninet International, Inc. on September 18, 1998.  As a result of a failed business venture at Omninet, Omninet and E&M entered into a Mutual Termination Agreement and Release as of October 27, 1999 that terminated the Merger Agreement.  On December 6, 1999, the company changed its name from Omninet International, Inc. to OMII Corp.

Pursuant to a Share Exchange Agreement dated October 12, 2005, we issued an aggregate of 17,600,000 shares of Common Stock, representing approximately 80% of our Common Stock immediately outstanding after the transaction, to the stockholders of Vemics, Inc., a Delaware corporation (“Vemics-Delaware”), in exchange for all of the outstanding stock of Vemics-Delaware.  Following this transaction, Vemics-Delaware became a wholly owned subsidiary of the Company, though for accounting purposes Vemics-Delaware is deemed to have been the acquirer in a “reverse merger.”  In connection with reverse merger, we changed our name from OMII, Inc. to Vemics, Inc.  None of the original OMII management or Board remained with the Company following the reverse merger.

Hereinafter, a reference to: “Vemics,” “we,” “us,” “our” and “the Company,” shall be deemed to refer to Vemics, Inc. and all of its subsidiaries, including Vemics-Delaware.

Recent Acquisitions

NuScribe, Inc.

On October 17, 2006, we acquired all of the outstanding stock of NuScribe, Inc. in exchange for 10,000,000 shares of our Common Stock.  NuScribe, an Austin, TX based corporation that is now a wholly owned subsidiary of the Company, provides innovative solutions to the medical industry, specifically to hospitals, physicians and their administrative staff.  Their flagship product (now Vemics NuScribe™) is a voice-driven document creation and management system designed to reduce the cost and increase the accuracy of recording doctor/patient interactions.  NuScribe’s revenues for the fiscal year ended June 30, 2006 were $365,103 and its net loss was $350,628.  The results of NuScribe are included in the Company’s financial statements from the date of acquisition.

Currently, we have integrated NuScribe’s operations into the Vemics Healthcare Solutions division.  Operations within the Healthcare Solutions division continue to generate revenue under NuScribe’s previous mandate of selling advanced voice recognition technology and hardware to support this technology directly to physicians and multi-physician practices.  NuScribe offers these complete systems at a cost to physicians of approximately $5,500 to $7,500 per system.  For more information on the Healthcare Solutions division, please see “Healthcare Solutions” below.

NuScribe uses advanced voice recognition technology available today and is broadly applicable to any type of healthcare organization—from single and group practices to large hospital organizations.  NuScribe is available as an online service (NuScribe Online™) or as customer-managed deployments.  Both include electronic prescribing through the SureScripts® network used by 80% of the nation’s pharmacies.

NuScribe Online securely stores the doctor’s documents in a virtual repository and uses password protected, 128-bit SSL encryption to protect the information held or inputted into the database.  It is fully HIPAA compliant and is compatible with most EMR (Electronic Medical Record) solutions currently used in the U.S. NuScribe has demonstrated success in selling its solutions directly into physicians’ offices, and with the recent expansion into its NuScribe Online solution, has generated a great deal of initial interest in incorporating the solution as an enterprise application within hospitals and hospital networks.

NuScribe Online is an internet-based application for creating and managing medical reports and documentation in a user-friendly environment.  The document creation is accomplished by using the most accurate voice recognition engine available today.  Customers can use NuScribe as a single user, or network the service throughout a larger group or enterprise.  The system also allows the user to create and store documentation for printing, faxing or use with an EMR.

e-Learning Desktop, Inc.

On March 5, 2007, Vemics acquired the assets of e-Learning Desktop Inc. (ELD) a technology company based in British Columbia, Canada that has developed a learning platform that provides a safe, technology-based shortcut to a western education via an online virtual classroom for students worldwide.  ELD had nominal revenues and losses since inception.  ELD’s learning platform consists of a safe, technology-based shortcut to a western education via a ‘virtual classroom’ on the internet.  When the Company acquired ELD, it had limited penetration delivering English language training to high school and university level students in Russia using off-the-shelf, dated technology.  This content was developed and delivered through a partnership with University of Miami Online High School.  Since its acquisition of ELD, the Company has changed ELD’s marketing focus, which is now a part of the Vemics Education and Training Division, to pursue not only high-school and university level students, but mid- and senior-level management in international companies globally whose employees need business-level English training.

Vemics’ Education Division has formed a strategic relationship with the University of Miami to provide English and other University of Miami curriculum online.  This relationship allows ELD to be the exclusive representative of these products internationally and allows us to share in the revenue generated by the products domestically as well.  The current ELD product offering also varies from the original ELD model as now all of our products carry accredited university brands and reputation, which we believe provides us with a distinct advantage in the marketplace.

ELD has built relationships with North American educational institutions and has established a strong partner network throughout Asia that offers students, grades 4-8, the ability to obtain a western education online while also completing their local schooling in their home country.  ELD students earn Western-standard course credits for their supplementary or enriched studies and, depending on the extent of their participation over multiple seasons, can win dual diploma status—from their domestic school system, and from ELD partner schools in North America.

Before our acquisition of ELD, ELD generated nominal revenues from its business model of enrolling K-12 age students in online courses with content generated by the University of Miami Online High School (UMOH) and delivered by ELD personnel online.  This model has changed significantly post-acquisition and the relationship with UMOH has expired.  Rather than pursuing a renewal of the relationship with OMOH, which was at that time in negotiations to be purchased by Kaplan, Vemics chose to develop its own product, Advanced English, to replace the OMOH product.  This served Vemics’ interests as UMOH’s pricing, we believed, was too high for our initial target market, Russia.  We have worked to develop and deliver U.S. and Canadian based Diploma English and other programming to Russia, Sweden and the Baltic States.

Vemics’ launch of its inaugural “Global Business English” program in conjunction with the University of Miami’s Division of Continuing and International Education (DCIE) opened with 60 participants from several multinational companies operating in Russia.  The participants represent growing industries in the region including furniture, pharmaceuticals, oil and gas and banking, which project a need to train a minimum of 3,000 of their newly hired employees in Russia.  We elaborate further on our education programs including those related to ELD below under “Education Programs.”

Products and Services

Vemics offers the following platforms as stand-alone or fully integrated solutions:

Vemics LiveAccess™ -- is a next-generation collaboration platform that delivers video, wideband audio and a full suite of web-collaboration tools in a single browser window accessible from Personal Computers (“PCs”) or Laptops enabling organizations and individuals to work and learn "virtually" as if everyone were in the same room.

NuScribe™ -- is a voice-recognition driven document creation and management system that enables physicians to create and manage patient medical records online using the most advanced voice recognition technology available on the market today.  NuScribe is HIPAA compliant and includes SureScripts® ePrescribing tools.

iMedicor™ -- is a collaborative online portal designed for and by medical professionals to facilitate practice productivity and the rapid, secure exchange of education, information and ideas in real-time.  On October 9, 2007, the Company announced the commercial launch of iMedicor - the health industry's first free HIPAA compliant personal health information exchange and secure messaging portal for physician collaboration and community.  iMedicor features include HIPPA compliant electronic transfer of patient medical information, voice-recognition medical transcription, electronic medical records and image transfer and storage, and live-interactive CME content products.  We believe that this combination of features addresses both existing educational needs for physicians and other healthcare providers and the ability to transfer personal health information electronically in a method, which satisfies federal HIPPA regulations, which do not allow for records to be transmitted via email.  Since its launch in early October, iMedicor registrations have passed 70,000.  Once consistent usage by a substantial user base has been established, iMedicor will begin to charge for premium productivity tools bundled as a package through the portal.  Additionally, we anticipate charging connectivity fees by late 2008 for disparate Electronic Medical Records Systems (EMRs) to be able to transfer information to each other.

ELD™ - is a learning platform that consists of publicly available, licensable components such as Adobe Breeze, proprietary products such as Vemics LiveAccess™, and proprietary lesson plans and curriculums from the University of Miami and from our own content development team.  We have built a complete solution that provides student management, assessment and evaluation progress reporting, lesson plan delivery and audio video and text collaboration.  We have also built a proprietary mobile learning platform that directs content and education activities to mobile phone customers seamlessly.

Basic services are provided free of charge in exchange for participation in practice relevant, ACCME accredited educational programming.  Advanced services are available on a fee-for-service basis.

We have trademark protection for Vemics’ EP LiveOnline™, NuScribe™ and Vemics LiveAccess™.  In addition, on May 25, 2007, we applied to the US Patent and Trademark Office for trademark protection for the brand name trademark “IMEDICOR.”  Further, we prepared a U.S. provisional patent application for "Video Conferencing Methods and Systems" (serial no. 60/901,397) with the US Patent and Trademark Office.

In connection with the delivery of its products and services, we have spent approximately $98,000 on research and development activities during the last two fiscal years.  None of the research and development costs was borne directly by our customers.

Operating Divisions

We currently deliver our products and services through two operating divisions:  Education and Training and Healthcare Solutions.

Education and Training

General

We design and deliver distance-learning solutions online that are accessible from PCs, laptop’s, high-speed mobile phones, smart-phones, and internet enabled personal digital assistants (“PDAs”) worldwide.  We collaborate with leading content providers and subject matter experts, assist them with instructional design and technology, and can provide the same services to customers for their in-house content.  Currently, we collaborate with the following institutions:

     ■     University of Miami

     ■     Moscow State University

     ■ AADMD (American Academy of Developmental Medicine and Dentistry)

     ■ Jefferson University

     ■ E Parent Global Communications.

In addition, Vemics’ distance-learning solutions online will:

     ■ Deliver learning in “bite sized” portions when and how the workforce is available;

     ■ Shorten learning and training cycles;

     ■ Shorten time-to-market; and

     ■ Leverage existing infrastructure (PC’s, other devices, network).

All solutions replicate the dynamics of traditional classrooms and offer a significantly richer student experience than typical asynchronous online courses or other web based collaboration services.  Vemics education and training solutions are designed to resolve three key business concerns—cost, quality and convenience.  Vemics education and training solutions also address the three basic business attributes - drive more revenue, capture more market share, become more efficient in operations and communications, as follows:

     ■     By providing access to portal-based eLearning programming in three formats (live two-way interactive, live streamed and archived), we broaden programming choice and the need to travel for education, training or meetings.

     ■     By enabling two-way fully interactive programming, students and faculty can interact in real-time enriching the experience and the educational result.

     ■     Portal-based solutions provide one place to go online for virtual classrooms and virtual study rooms accessible from anywhere there is a broadband connection to the Internet providing unprecedented end-user convenience.

Our virtual classrooms integrate the latest video, voice and data conferencing and collaboration technologies with application specific educational technologies and services essential for program success.  Education and training solutions are available either as portal-based virtual classroom programs or as individual or serial online events.  We can deliver all programs as live, two-way interactive sessions, as live, one-way streamed sessions, as archived asynchronous programs or in any combination.  Although solutions vary somewhat based on specific customer needs, Vemics education and training solutions are replicable horizontally across all markets and generally include some or all of the following components:

     ■     World-class content and instructors

     ■     Voice, video and data collaboration

     ■     Integrated educational technologies (i.e. learning, content management, assessment, recording and testing, others)

     ■     Backend records and reports

     ■     Student acquisition programs

     ■     Marketing support

Technical Specifications

Wherever possible, Vemics solutions use existing computing equipment, IP network and Internet connections.  Some peripheral equipment (web-cam, mic and headphones) may be necessary and recommended models are available on the Vemics website through a third-party supplier or can be substituted for equivalent models readily available at most electronics stores.  Technical support is available 24x7 either live or by e-mail.  The Vemics “virtual classroom” enables students to receive all or part of their course instruction over the Internet accessed from PCs, laptops, high-speed mobile phones, smart-phones, and internet enabled PDAs worldwide.  The near ubiquitous access enables students to continue their education at their own pace and increase information comprehension and retention.

               Education Programs

The following describes a selection of programs that illustrate our ability to provide educational reach utilizing multiple integrated technologies and services:

     ■     Global Business English.  Vemics, in partnership with the University of Miami (UM), is currently delivering UM English programs in Russia to Compressor Controls Corporation, British Petroleum and Moscow City Schools.  The virtual program is designed to help businesses and individuals develop conversational proficiency and self-confidence in speaking English.  Each program features live online sessions with masters degree-level instructors, supported by highly trained teaching assistants and facilitators as well as asynchronous online components.

o	Based on English programs offered by University of Miami since 1951 Preparation for business English competency

o	All instructors are University faculty with a minimum of a Master’s degree in field

o	3-week Synchronous Video Classroom combined with a 4-month managed learning component complete with leading-edge educational technologies

o	Three level program with 4 classes per week

o	Students can attend class from home, office or wherever a broadband internet connection is available

o	Activities—educational, technological and cultural

     ■      Advanced English .  This program concentrates on English fluency and includes Science, World Studies and Humanities in an “Online Immersion” process proven to improve learning outcomes.  Pre- and post-assessments and formal certification from our Canadian Partner Schools are included.

o	16-week course with 60+ hours of direct contact with a native English speaking teacher

o	40 minute classes, 4 times a week

o	Flexible class schedules

o	Access to over 6,000 hours of online courseware and educational software products

     ■      Global Business Chinese .  Beginning April 2008, Vemics, in partnership with Beijing University, will deliver Mandarin Chinese language programs to non-Chinese speaking employees of businesses doing business in China.  The virtual program is designed to help businesses and individuals develop conversational proficiency and self-confidence in speaking Chinese.  Each program features live online sessions with masters degree level instructors, supported by highly trained teaching assistants and facilitators as well as asynchronous online components.

o	Preparation for business-related Chinese competency

o	All instructors are University faculty with a minimum of a Master’s degree in field

o	3-week Synchronous Video Classroom combined with a 4-month managed learning component complete with leading-edge educational technologies

o	Three-level program with 4 classes per week

o	Students can attend class from home, office or wherever a broadband internet connection is available

o	Activities—educational, technological and cultural

o	Additionally we will offer a basic three-week course in “survival” Chinese

     ■      EP LiveOnline™.   Vemics and EP Global Communications, Inc., our joint venture partner in EP LiveOnline™, currently deliver certified Continuing Medical Education (“CME”)programming underwritten by leading pharmaceutical and medical device companies and endorsed by numerous medical academies and societies such as the American Academy of Developmental Medicine and Dentistry and the Child Neurology Foundation.  Programs are designed to reach pediatricians, family practitioners, neurologists, pediatric neurologists, occupational therapists, physical therapists, speech/language pathologists, orthopedic surgeons, nurses, students, teachers, families and caregivers.  Vemics’ joint venture with EP Global Communications, Inc. to establish and operate EP LiveOnline™ is intended to provide educational information to families and continuing medical education courses to doctors, nurses and caregivers and administrators serving the 54 million Americans with chronic disabilities and special medical needs.

ACCME accredited institutions approve medical content and medical schools such as the University of Tennessee Medical School, the University of Pittsburgh Medical School and the University of Medicine and Dentistry-New Jersey among others.  Vemics has a non-binding Memorandum of Intent with the Sochi University of Tourism to provide these educational resources at the University of Miami and other educational institutions brought in through the University of Miami.  All programs are taught by leading physicians, faculty or medical experts selected and approved by the accredited sponsor.  Since its inception in December 2006, the program has reached more than 4,000 students and has programming scheduled through December 2008.

Recent Developments

Vemics Education and Training division has been selected as the distance learning English, Japanese, German, Mandarin and Indian language and hospitality industry training solution for the Sochi Winter Olympic Games in 2014.  In addition, Vemics is currently bidding to support English language training efforts for the Beijing Summer Olympic Games in 2008.

Healthcare Solutions

General

Vemics designs and delivers online, portal-based productivity solutions that enable the secure, HIPAA compliant distribution of patient medical information, access to practice relevant educational information and the ability to expand consults and referrals rapidly.  Vemics iMedicor™ provides basic services free of charge in exchange for participation in Continuing Medical Education or other practice-relevant educational programming.  Advanced services are available on a fee-for-service basis.

Healthcare Industry through iMedicor

We currently deploy an advanced voice recognition program with a user-friendly application developed to create instantaneous medical documentation.  We offer this program through our Healthcare Solutions division to the medical transcription market.  The unique positioning of this division within the medical community and its direct association with our Continuing Medical Education (CME) programs created by our Education and Training division has lead to the development of iMedicor, discussed below.

Vemics’ iMedicor is the first professional portal designed for viral growth for physicians, specialists, medical facilities and medical societies.  iMedicor provides, among other things, HIPAA compliant transfer of electronic medical records and images, creation of a physician’s consultation and referral community and access to certified continuing education programs and other educational resources.  Through iMedicor, physicians will be able to communicate securely with other doctors, sharing HIPAA compliant patient files quickly and safely.  The portal will also help doctors tap corresponding services from other professionals in the medical industry.  Moreover, the portal environment allows for fundamental document creation and management tasks in a user-friendly, online environment.  Costly transcription services and tedious handwritten documentation can be eliminated through iMedicor.  iMedicor offers a unique value proposition to medical associations allowing them access to potential members as well as significantly more CME content.  We hope to become a revenue sharing partner with these medical associations.

Commercial Launch of iMedicor

iMedicor’s commercial launch occurred on October 9, 2007.  The Company announced a partnership with the Pulmonary Hypertension Association (PHA) for the use of Vemics’ iMedicor online portal for physician collaboration.  The Beta launch scheduled for July 2007 generated significant input from the Beta participants.  As a result, Vemics undertook significant redevelopment of design and content of the product before its October 2007 launch.  Vemics Healthcare Solutions division launched the commercial version of iMedicor to the public on October 09, 2007, with features consisting of HIPPA compliant electronic transfer of patient medical information, voice-recognition medical transcription, electronic medical records and image transfer and storage, the ability to invite peers into the community for collaboration and building of their referral network, and live-interactive CME and non-CME product specific educational resource content.   We believe that this combination of services addresses both current educational needs for physicians and other healthcare workers and the ability to transfer personal health information electronically in a method, which satisfies federal HIPPA regulations, which do not allow for records to be transmitted via email.  Since its launch in early October 2007, the registrations for use of the iMedicor service have exceeded 70,000.  Registrants of this free service include doctors, nurse practitioners and other healthcare workers.  Vemics intends to begin marketing fee-based iMedicor services to registrants in Summer or Fall 2008, as discussed further below.

Features of iMedicor

Some of iMedicor’s features include:

     ■     An online referral and consultation community to create relationships that drive revenue.

     ■     An expansive multi-specialty video and text based CME / CEU catalog.

     ■     A voice recognition driven medical documentation system.

     ■     Medical association section that promotes regular interaction between associations and constituents.  Healthcare groups section that allows healthcare professionals of like interests to identify one another and collaborate.

     ■     Access to healthcare-specific blogs and forums.

     ■     An events section that gives members and participating organizations the ability to publish up coming events to gain exposure and increase attendance.

     ■     A practice improvement section that offers courses and information on better practice management.

 In addition, the following basic services are provided free of charge to physicians and medical support personnel.

➢
Secure HIPAA Compliant Patient Information Exchange and File Transfer.  HIPAA guidelines preclude the use of regular e-mail for transporting patient medical information creating unnecessary delays in moving medical information and ideas.  iMedicor’s messaging and file transfer features operate within a closed encrypted network that is accessible by participating members only.  These features provide complete security and the rapid exchange of personal health information, which greatly accelerates the speed of healthcare.

➢
Professional Community, Referrals and Consults.  Physicians and other medical professionals typically collaborate very little outside of their local circle of influence often due to the challenges of identifying and building a database of trusted peers.  iMedicor makes it easy to identify, invite and collaborate with a constantly growing membership base.  Members can review other member bios, read posted papers and articles, contribute and share information and ideas, consult, provide referrals and choose when and with whom they wish to communicate.

➢
Practice-Relevant and ACCME Accredited Programming.  We believe that iMedicor provides access to the best in online practice-relevant education and CME.  Portal members subscribing to free basic services can access traditional on-demand (asynchronous) programs and view live, streamed programming and video archives.  Portal members subscribing to enhanced services can participate in live, two-way interactive programs and events via the portals’ video, voice and data collaboration tools.  Participants can see, hear and interact with presenters, view a streamed version of the live presentation or access the session in archived form after the event.  The iMedicor instructional design team is available to work with accredited CME providers to develop live programming and events.

The following enhanced services will be offered on a fee for service basis with an anticipated monthly subscription of $99.00 per user:

➢
Voice-Driven Document Creation.  Medical documentation is one of the most expensive and time-consuming components of practicing medicine.  iMedicor’s simplified document creation system (Vemics NuScribe™) lets users create notes and patient medical records using easy-to-use, highly accurate, voice recognition software saving them both time and money.

➢
ePrescribing.  iMedicor’s simplified document creation system also incorporates electronic prescribing feature (SureScripts™) that offers drug interaction checking, formulary, full electronic contact with most pharmacy chains and drug information sheets that can be printed out and sent home with the patient.

➢
Real-time Communication and Collaboration.  The ability to exchange information and ideas in real-time, adds a human dimension not otherwise possible or affordable by any other means.  iMedicor maximizes time and eliminates distance using the latest in video, voice and data collaboration tools (Vemics LiveAccess™) and enables members to securely meet face-to-face online for consultations, referrals or general communications from virtually anywhere in the world.

Recent Developments

The Company and Microsoft Corp. have executed a Microsoft HealthVault Solution Provider agreement effective February 15, 2008.  Launched in October, 2007, HealthVault is the recently announced software and services platform aimed at helping people manage and collect their personal health information.  Through this agreement, Vemics’ iMedicor HIPAA compliant EHRT (Electronic Health Record Transport) portal will give HealthVault subscribers a user-friendly conduit for patient-physician communication as well as expedited access to their medical records and images.  This strategic relationship is intended to facilitate a better quality of medical care by enhancing the level of communication between patients and their doctors.  Using Microsoft HealthVault, iMedicor will provide a central place for people and their caregivers to privately collect and share medical information, leading to better outcomes through a more collaborative and informed approach to health.  Benefits of the new Microsoft HealthVault-iMedicor relationship include:

1.	HealthVault users will be able to open up an iMedicor account through which they can communicate securely and electronically directly with their physicians.
2.
Physicians with HealthVault user permission will be able to access information from the patient’s HealthVault account to upload test results, x-rays, MRIs and other images in order to communicate and collaborate on treatment.

3.	iMedicor will be listed in HealthVault’s provider page as a partner and users will also be able to open up a HealthVault account to deposit or extract personal health information.

Microsoft may suspend operation or access to relevant portion(s) of HealthVault during any period Microsoft believes it is unable to prevent unauthorized access or other threats to the security and integrity of End-User Data.

Technical Specifications

Wherever possible, Vemics solutions use existing computing equipment, IP network and Internet connections.  Through its relationship alliance with Sprint, Vemics can bundle wireless broadband “air-cards” with each license.  Some peripheral equipment (web-cam, mic and headphones) may be necessary and recommended models are available on the Vemics website through a third party supplier or can be substituted for equivalent models readily available at most electronics stores.  Technical support is available 24x7 either live or by email.

Marketing and Sales

Vemics is focused on professional market segments (e.g., medical, legal, financial services and pharmaceutical) that have demonstrated an immediate need for rapid information and knowledge transfer, interactive communication and collaboration.  Target segments are required to fulfill annual mandates for compliance, regulatory, licensing or continuing education (CE) and have the resources to fund visually enabled collaborative technologies to address those needs.

                Education and Training

In the Education and Training market, Vemics delivers best-in-class educational programming to the international business marketplace.  We provide highly sought after programs (such as Global Business English, Global Business Russian, Global Business Chinese and others) designed and configured for delivery to PCs, laptop’s, high-speed mobile phones, smart-phones, and internet enabled PDAs worldwide.

Vemics will seek to gain access to the market through leading colleges and universities, network providers, international chambers of commerce and government educational offices.  We have relationships in place with the University of Miami, Moscow State University, MoscomNET, Masergy as well as the medical content providers discussed below.  We intend to continue to build on the success of the initial programs developing additional relationships and a growing catalog of course programming.

Healthcare Solutions

In the healthcare market (medical and pharmaceutical), Vemics recently has launched iMedicor, a secure, HIPAA compliant professional portal designed to provide members networking and productivity tools that will improve practice efficiency and patient results.  Each member of the resulting “community” will have convenient, affordable “live access” to all other members of the community, giving each the ability to communicate, collaborate, market, buy or sell products, services, share and distribute information and educational content in real-time, face-to-face without barriers of time and distance.  By aggregating these communities, Vemics intends to build significant customer asset value while simultaneously creating competitive barriers to entry.

Marketing for iMedicor is also expected to come through endorsements from medical associations.  Since the October 2007 introduction of this new portal concept to medical societies, we have established relationships resulting in written agreements with the following four medical societies: Association of Black Cardiologists, American Society of Hypertension, Pulmonary Hypertension Association and Hypertrophic Cardiomyopic Association, which combined represent more than twenty thousand physicians.  Under these arrangements, we will have the ability to conduct direct marketing campaigns relating to iMedicor to the members of the medical associations, among other benefits such as access to the associations’ members’ networks of referring physicians, deeper insight into the associations, members requirements for continued development within the portal and access to the associations content for redistribution within the portal.  iMedicor has agreed to collectively market to each medical society’s membership base and encourage each member to register and begin using the three key features of the portal: HIPAA compliant transfer of medical records and images, creation of community and building of referral networks, and access to a wide variety of educational resources, which include certified Continuing Medical Education and product specific education programs.

We will seek to gain access to the market through other medical organizations, societies and academies.  The company will seek to form strategic alliances with these organizations for the delivery of educational content and to provide collaboration and productivity solutions to the membership.  We intend to gain additional market access through our expanding relationship with medical schools.  We currently have relationships with UMDNJ, the University of Tennessee Medical School, Thomas Jefferson Medical School and the University of Pittsburgh Medical School.

Our partnership with EP Global Communications, Inc. provides complete access to the developmental disabilities community.  In December 2005, we signed an exclusive partnership agreement with EP Global Communications, Inc. (OTCBB: EPGL), publisher of Exceptional Parent magazine.  EP Global Communications, Inc is a 36-year-old publishing and communications company that provides practical advice and emotional support to families of children and adults with disabilities and special healthcare needs - as well as to the physicians, allied healthcare and educational professionals who are involved in their care and development.  EP Global uses a multimedia approach to disseminate information via its: monthly award-winning publication, Exceptional Parent magazine; its Website (www.epliveonline.com); its live, online, interactive Continuing Medical Education (“CME”) and Continuing Education Units (“CEU”)-accredited seminars and teleconferences on a wide range of special needs topics, among other sources.

Vemics entered into a revenue sharing agreement with EP Global Communications, Inc. on November 3, 2005 to appoint EP Global as the exclusive representative for Vemics' products and services worldwide in the specific health care market as defined in the agreement.  The initial term of the agreement expired on November 1, 2007, but was renewed through October 30, 2010 by written agreement and will automatically renew for an additional term of three years unless either party notifies the other 90 days prior to termination.

Under the agreement, we received exclusive distribution rights to EP Global's proprietary content and EP Global received exclusive access to the Vemics LiveAccessTM platform in the delivery of health care and educational content to the special needs community.  The two companies now share in revenues resulting from purchases of EP's content delivered through Vemics.

Advertising, Promotion, Public Relations, Media Programs

We have retained the Chicago-based public relations firm of Martin E. Janis & Company, Inc. to carry out a public relations program designed to introduce our products and services to news media.  The public relations program is anticipated to include print, broadcast, Internet and other reporters from national business publications, trade journals, television and radio stations and all other applicable news media.  Further, we intend to accomplish our public relations campaign through a variety of means including, but not limited to, the distribution of press releases, the arranging of press interviews, the placement of case histories in appropriate publications, and specific launches for our product lines, including iMedicor.

Sales Strategy

Vemics will conduct direct sales on a highly targeted basis utilizing senior divisional representatives and outside industry specific consultants to develop both key vertical customers and channels.  Our selling efforts will be directed through targeted channels and we intend to incorporate new lead generation capabilities into our website.  Our Education and Training division intends to pursue the following channels:

     ■     Colleges and Universities

     ■     Government Education Agencies

     ■     IP network and WiFi providers

     ■     Expanded and repeat sales through customers

     ■     Trade Shows

Our Healthcare Solutions division intends to pursue the following channels:

     ■     Medical Organization, Societies and Academies

     ■     Medical Schools

     ■     CME and practice-relevant content providers

     ■     Pharmaceutical and Medical Device Companies

     ■     Trade Shows

Summary of Vemics’ Material Agreements and Alliances

In connection with the delivery of Vemics’ products and services, Vemics has entered into the follow agreements:

1)    Strategic Alliance between Vemics, Inc. and the Znaniye-Centre Study Group ("Znaniye"), a Russian based professional consulting group dated June 21, 2007.  The purpose of the agreement is to establish a strategic alliance between the two companies that will allow Znaniye to expand its original contract with The Ministry of Education and Science of the Republic of Tatarstan and the city of Kazan and other cities and towns of Tatarstan by using Vemics' platforms and resources to develop distance based learning including the creation of the Tatarstan E-University.  The target period for the initial programs is the Winter/Spring of 2008.  Terms will be finalized in a separate agreement with the government of the Republic of Tatarstan.

2)  Agreement between Thomas Jefferson University and Vemics, Inc. entered into on May 25, 2007 for the purpose of developing curricula for the Department of Health Policy using LiveAccess™ as the platform.  Vemics will be responsible for providing, supporting and servicing the LiveAccess™ platform.  The term of the agreement is for three years and the financial terms will be included in each project as the project is negotiated and implemented.

3)  Agreement between University of Miami Division of Continuing and International Education (“UM”) and Vemics dated December 12, 2006 to provide a three-week English program to UM clients in Russia using LiveAccess ™ as the platform.  The Agreement is for three years commencing on December 1, 2006 and ending on November 30, 2009.  Vemics will be responsible for providing, supporting and servicing the LiveAccess™ platform.  Vemics will receive $100,000 paid as follows:  $60,000 at signing, $20,000 when Vemics has customized LiveAccess for UM’s needs and provided additional instruction and training to the UM’s staff and $20,000 upon commencement of the program.  If UM generates more than $200,000 in revenue from the program, then the gross revenue in excess of $200,000 shall be divided 60/40 (with Vemics to receive 40% of the gross revenue over $200,000).  If the program does not generate $200,000 in gross revenue, Vemics shall be required to return $50,000 to UM.  Vemics agreed not to solicit other universities or colleges for similar programs that could be offered by UM and agreed to give UM the right of first refusal if Vemics would like to offer a similar program to a competing institution.  The Agreement may be terminated upon 90 days notice.

4)  Memorandum of Intention between Sochi State University for Tourism and Recreation (SUTR) and Vemics, Inc. dated, August 30, 2007, for preparatory work in creating a joint language training program for various Sochi citizens in preparation for the 2014 Olympics.  This is a preparatory agreement with the anticipation of entering into a full agreement if certain activities are successfully completed by the parties.  Each party will bear its own costs in relation to these preparatory activities.  The term of this memorandum continues until the parties reach an agreement or until they agree not proceed any further.  The agreement can be terminated by mutual agreement, by evidence that collaboration will not be viable or by completion of the pre-collaboration activities (even if no formal collaboration agreement is reached).

5)  Memorandum of Intention between Sochi State University for Tourism and Recreation (SUTR) and The University of Miami/Vemics, Inc., dated April 17, 2007, to provide joint educational opportunities between the two universities and to pursue an exclusive language training services contract to the Olympic committee, the City of Sochi and Krasnodar Region.  This is a preparatory agreement with the anticipation of entering into a full agreement once a market study is successfully completed.  Each party will bear its own costs in relation to these preparatory activities.  The term of this memorandum continues until the parties reach an agreement or until they agree not proceed any further.  The agreement can be terminated by mutual agreement, by evidence that collaboration will not be viable or by completion of the pre-collaboration activities (even if no formal collaboration agreement is reached).

6)  Cooperation Agreement between the Ministry of Economics of the Republic of Tatarstan, the Non-profit Educational Organization "Znaniye-Centre Study Group" and Vemics, Inc., dated August 24, 2007, for the purpose of working out principles of cooperation for the development of language training and development programs and for re-training the managerial personnel for the economy of the Republic of Tatarstan.  The subjects of the Agreement include English language training and e-learning techniques.  The parties agree to cooperate with each other in developing these programs.  The Agreement is for one year and may be cancelled upon one month's notice.

7)  Cooperation Agreement between the State Pedagogical Institute of Naberezhniye Chelny of the Ministry of Education and Science of the Russian Federation, the Non-profit Educational Organization "Znaniye-Centre Study Group" and Vemics, Inc., dated August 24, 2007, for exploring the use of LiveAccess, developing TOEFL exam preparation courses and teaching English language based courses in economics and accounting.  The Agreement is for one year and may be cancelled upon one month's notice.

8)  Agreement between Vemics, Inc. and Hypertrophic Cardiomyopathy Association (the “Society”), dated June 15, 2007, to appoint the Society as the non-exclusive representative for Vemics' iMedicor Portal and other Vemics' products and services worldwide in the Education/Medical market defined in the Agreement.  The Agreement is in effect until June 15, 2009 and will automatically renew for an additional term of three years unless either party notifies the other 90 days’ prior to June 15, 2009.

9)  Agreement between Vemics, Inc. and the Pulmonary Hypertension Association (the “Association”), dated June 28, 2007, to appoint the Association as the non-exclusive representative for Vemics' iMedicor Portal and other Vemics' products and services worldwide in the specific Education/ Medical market as defined in the Agreement.  The Agreement contains terms pertaining to confidential information and non-competition.  The Agreement is in effect for six months and may be renewed for an additional term of one year.

10) Agreement between Vemics, Inc and eRx dated November 30, 2007, to create a customized user interface linking over 200,000 doctors and their practices, currently using eRx prescription renewal services, to the iMedicor portal.

11)  Microsoft HealthVault Solution Provider Agreement between Vemics, Inc and Microsoft Corporation effective February 15, 2008.  Through this agreement, Vemics’ iMedicor HIPAA compliant EHRT (Electronic Health Record Transport) portal will give HealthVault subscribers a user-friendly conduit for patient-physician communication as well as expedited access to their medical records and images.  There are no direct fees associated with this agreement The Term of this Agreement is one (1) year from the effective date and will automatically renew on each anniversary for successive one (1) year periods, unless either party terminates by providing the other with 60 days written notice prior to the anniversary date.  Either Party may terminate the agreement at any time (i) if the other Party is in material breach and fails to cure within ten (10) days after written notice, or (ii) for no reason on thirty (30) days prior written notice.

12)  Volume Purchase Agreement between Dell Marketing, LLC and Vemics, Inc. effective February 19, 2008.  The partnership with Dell opens the potential to create a coalition of large companies, centered on iMedicor, who will sponsor free, electronic PHI (Personal Health Information) exchange to physicians in the U.S.  As we grow our relationship with Dell, we anticipate that iMedicor will actively be marketed by Dell to its large client base.  There are no direct fees associated with this agreement.  The Term of this Agreement is three (3) years from the effective date and will automatically renew on each anniversary for successive one (1) year periods, unless either party terminates by providing the other with 90 days written notice prior to the anniversary date.

Industry Overview

Vemics delivers comprehensive software-based productivity solutions to business, education and government available as hosted services.  We are focused on two primary segments in each of these sectors: Education and Healthcare.  The education sector offers two primary constituencies for Vemics to leverage:

     ■     Content providers:  colleges, universities, professional schools, K12 and a broad variety of subject matter experts, professional organizations and societies that develop industry relevant content for sale and / or distribution
     ■     Content users:  any organization or group with a need for industry specific or continuing education content

The Healthcare sector offers four primary constituencies for Vemics to leverage:

     ■     Physicians / Healthcare Professionals:  individual practitioners, small, medium and large group practices;

     ■     Medical Organizations:  medical societies, academies, hospitals, HMOs;

     ■     Continuing Medical Education Providers:  medical schools, medical organizations, other accredited professional medical content providers; and

     ■     Pharmaceutical Companies and Medical Device Companies:  hospitals, doctors that offer prescriptions, companies that manufacture prescription drugs, and medical device companies.

e-Learning – Applications around the World

The United States Distance Learning Association (“USDLA”) defines distance learning as the acquisition of knowledge and skills through mediated information and instruction.  Distance learning supports the pursuit of lifelong learning in all areas of education including Pre-K through grade 12, higher education, home school education, continuing education, corporate training, military and government training, and telemedicine.  According to the USDLA, in higher education, distance learning is providing undergraduate and advanced degrees to students in offices, at community colleges and at various receive sites.  Faced with retraining 50 million American workers, corporate America is using distance learning, both internally and externally, for all aspects of training.  Many major corporations save millions of dollars each year using distance learning to train employees more effectively and more efficiently than with conventional methods.

e-Learning – Market Size

Industry experts predict that corporate e-Learning solutions will be the single most-used application on the Web.  Corporate e-Learning solutions are increasingly incorporated into a wide-range of informational and training applications.  With an already strong foothold in the enterprise sector, e-Learning is advancing in K-12 and higher education teaching environments, according to San Jose, California-based market researchers Global Industry Analysts, Inc. (“GIA”), which project the global e-learning market to surpass $52.6 billion by 2010 according to a July 2007 study.

The 2007 U.S. e-learning market is $17.5 billion according to "eLearning: A Global Strategic Business Report," a new report recently published by Global Industry Analysts.  Besides market size, the report covers market trends, challenges, forces driving the market, technologies, types of end users and profiles of e-learning usage broken down by geography.

While Europe and Japan lag on e-learning adoption compared to the United States (U.S. enterprise e-learning adoption accounts for 60 percent of the market, while Europe's accounts for 15 percent), overall usage of e-learning in Asia is expected to reach a compound annual growth rate of 25 percent to 30 percent through 2010, according to the firm.  Worldwide that rate should hit between 15 percent and 30 percent, the report states.  The key driver for e-learning usage is attributed to an increased number of solutions and services.

e-Learning – Riding a Wave of Innovation

The U.S. eLearning market is growing at 22 percent, and new buyers are demanding new types of products, according to a market study by Ambient Insight.  Some of the more innovative products that have emerged recently include hosted Web 2.0 authoring tools, learning appliances pre-stocked with courses, and marketing-based consumer education portals, according to Ambient's Chief Research Officer and author of the report.

According to the market research study, the one significant weakness in revenue growth is concentrated around software tools and installed technology in the enterprise portion of the corporate segment.  The demand for both tools and installed learning platforms is in on the rise according to Ambient.  The needs of new buyers outside the enterprise have sparked a wave of innovation by responsive suppliers.

Market Size: Software as a Service

As the market for software as a service (SaaS) continues to pick up steam, the worldwide SaaS market reached $6.3 billion in 2006 and is forecast to grow to $19.3 billion by year-end 2011, according to Gartner, Inc.  SaaS is hosted software based on a single set of common code and data definitions that are consumed in a one-to-many model by all contracted customers, at any time, on a pay-for-use basis, or as a subscription based on usage metrics.

The dysfunction of the client/server era is driving alternative approaches to IT development, delivery and management, which SaaS is the most apparent version of, according to the research vice president for Gartner.  There is now a widespread consensus among the leaders of the IT industry that SaaS is an important and meaningful issue.  SaaS adoption is broadening out from areas such as customer relationship management (CRM) and human resources (HR) into new areas such as procurement and compliance management.  However, the scale of change involved in moving to a SaaS approach is proving hard for many vendors to manage.

According to Gartner, traditional IT solution models are becoming stale.  For large, established IT solution providers, the SaaS market so far has not appeared to have enough incremental growth potential to meaningfully contribute to revenue growth do they tend to ignore it.  This has left the door open for smaller, newer players, who are now pouring into this gap.

Market Size: Healthcare

Vemics is focused on providing online services for secure HIPAA compliant messaging and file transfer, access to best-in-class practice relevant education fully collaborative consults and referrals.

     ■     Continuing Medical Education—ACCME's “Annual Report Data 2005,” total income topped $2.25 billion, a 9 percent increase over 2004's total income figures for the industry.

     ■     Medical transcription—$8+ billion global market $6 billion US

     ■     Secure File Transfer Services & Medical Portals—Specific data unavailable at this time.  We believe it is safe to assume that including all forms of secure medical information delivery, both electronic and the more traditional methods like mail, fax, messenger and delivery service, the market is substantial.

Competition

The video conferencing, VoIP (i.e., technology platform with integrated high-quality voice/video) and data collaboration markets are fragmented and highly competitive.  There are a number of well-funded and established Companies in these markets.  Integrated video and VoIP have become buzzwords in the industry, and free services are available now through Yahoo, Microsoft and Skype, to name a few.  These services are intermittent, do not provide for multiple end users, and the quality of the video is in our view substandard.  Further, we believe that there is no data collaboration, guaranteed access, customer support or standards of quality with these free services, which are necessary for a business or education-level standard of communications or collaboration.

Similarly, WebEx has a full suite of data collaboration tools as a paid service, but no integrated multi-point audio or video, requiring additional resources and infrastructure to provide the basics in a live meeting environment.  Tandberg and PolyCom are both well-established high-end video conferencing services, but each require considerable capital outlay and infrastructure set-up to deploy and lack integrated data thus requiring additional services from other providers to complete the package.

Vemics believes that it differentiates itself technologically from its competitors by focusing on the dynamics of live in-person meeting and learning sessions by combining high quality video conferencing and a full suite of data and web conferencing tools into one seamless service.  Vemics is responding to the need to reach greater numbers of participants in either classroom or meeting sessions.  In response, Vemics has integrated the ability to video stream and provides on-line archiving of its sessions to an unlimited number of one-way participants.

The experience of Vemics’ senior management team brings together a unique mix of distance education, video and web conferencing technologies, asynchronous and synchronous learning designs, business service providers network services, corporate training, marketing, new product development and introduction, sales and operations and management experienced in the public markets.  Further, Vemics believes that it has the following competitive advantages:

➢	Superior real time video, audio, collaboration, voice recognition, file transfer and interactive technologies within a community portal service;

➢	Addresses customer needs at the application level with the expertise and the commitment to provide best in class technologies, content, services and solutions;

➢	No up-front technology investment costs with Vemics; and

➢	Access to specific market segments through its alliance, and content partners that cannot be replicated by its competitors.

Employees

As of December 31, 2007, we had 41 employees.  Among them, we had 15 part-time and/or contract workers in the US, Canada, Russia and Estonia.  Vemics has no collective bargaining agreements with our employees.  We believe that our employee relationships are satisfactory.

Our Common Stock

Our Common Stock is quoted on the over-the-counter Pink Sheets LLC electronic quotation service under the symbol “VMIC.PK.”

Corporate Information

Our principal executive offices are located at 523 Avalon Gardens Drive, Nanuet, NY 10954, and our telephone number is (845) 371-7380.  Our website is located at www.vemics.com.

RISK FACTORS

An investment in our Common Stock is highly speculative and is not an appropriate investment for investors who cannot afford the loss of all or part of their investment.  The risks and uncertainties described below are not the only risks we face.  Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations.  If any of the following risks actually occur, our business, financial condition, and results of operations could be seriously harmed.

Our business is difficult to evaluate because we have a limited operating history.

Our predecessor entity, E & M Management, was formed in 1992; however, Vemics-Delaware, our current operating business, was incorporated on July 17, 2001, and remained a developmental state company until recently.  Because of our limited operating history, we do not have significant historical financial information on which to base planned revenues and operating expenses.  For the first four years, gross revenue was slightly over $200,000 in total.  For the fiscal year ended June 30, 2006, gross revenues were approximately $694,000 and for the fiscal year ended June 30, 2007, gross revenues were approximately $942,000.  We expect to experience fluctuations in future quarterly and annual operating results that may be caused by many factors, including:

     ■     our ability to achieve significant sales for our products and services;

     ■     the cost of technology, software and other costs associated with production and distribution;

     ■     the size and rate of growth of the market for Internet products and online content and services;

     ■     the potential introduction by others of products that are competitive with our products;

     ■     the unpredictable nature of online businesses and e-commerce in general; and

     ■     the general economic conditions in the United States and worldwide.

In view of the foregoing, our results of operations and projections of future operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

We require substantial additional capital to continue as a going concern.

We require substantial additional funding to meet our future operating and capital expenditure requirements.  To execute on our business plan successfully, as described elsewhere in this registration statement, we currently are seeking up to $5,000,000 in capital.  The exact amount of funds raised, if any, will determine how aggressively we can grow and what additional projects we will be able to undertake.  No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us.  If we are not able to raise additional capital, our business will likely suffer.

Our financial statements are prepared assuming we are a going concern.  The accompanying financial statements do not include any adjustments that might result from being unable to raise the necessary additional capital.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern.  Since inception, we have incurred recurring operating losses and negative operating cash flows, including a net loss attributable to common shareholders of $4,934,369 and negative operating cash flows of $3,480,471 for the fiscal year ended June 30, 2007.  At June 30, 2007, we had cash and cash equivalents of $505,668, a working capital deficit of $2,322,853 and an accumulated deficit of $15,321,671.  The foregoing factors, among others, raise doubt as to our ability to continue as a going concern.  In the past, we have raised capital in private placements, but continue to sustain losses and negative operating cash flows.  We believe that our available capital as of December 31, 2007 and anticipated revenues will not enable us to continue as a going concern beyond June 30, 2008.

Our success is highly dependent on the evolution of our overall market.

The market for video communication services is evolving rapidly.  Although certain industry analysts project significant growth for this market, their projections may not be realized.  Our network service provides high quality video communications.  Our future growth, if any, will depend on a desire for higher quality video communications in the medical and educational and training fields.  Additionally, our future growth depends on acceptance and adoption of video communications.  There can be no assurance that the market for our services will grow, that our services will be adopted, that customers will desire higher quality, or that businesses will use videoconferencing equipment or our subscriber network.  If we are unable to react quickly to changes in the market, if the market fails to develop, or develops more slowly than expected, or if our services do not achieve market acceptance, then we are unlikely to become or remain profitable.

Our success will be limited if we are unable to attract, retain and motivate highly skilled personnel.

Our future success also will depend on our ability to attract, retain and motivate highly skilled engineering, community management, sales and other key personnel.  Competition for such personnel is, at times, intense in the Internet industry, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel.  In addition, our ability to generate revenues relates directly to our personnel in terms of both numbers and expertise of the personnel we have available to work on the projects.  Moreover, competition for qualified employees may require us to increase our cash or equity compensation, which may have an adverse effect on earnings.

Historically and currently, we are dependent on a small number of major customers.

Historically, our business and revenue growth potential depended on a few customers, as we have set forth in this registration statement.  While we expect that the scope of commercial applications of our products will expand our potential number of customers, there is no guarantee that we can attract and retain potential customers.  As a result, we may continue to experience operating losses even if our revenues increase.  If we are unable to generate significant revenue from these customer relationships, they could materially and adversely affect our business, financial condition and results of operations.

We may make strategic acquisitions or investments, which involves numerous risks, including the risk that we might pay too much for an acquisition or investment, that any transaction could distract management and that the failure to successfully integrated an acquired business could harm us and our stock price.

As part of our strategy to expand our services and revenues, we have acquired, and may acquire, or make investments in businesses, joint ventures, technologies, services or products we view as complementary.  Identifying suitable acquisition or investment candidates at reasonable prices or on reasonable terms may be difficult, and the failure to do so could harm our growth strategy.  If we do acquire a company or make other types of acquisitions, we could have difficulty integrating the acquired services, personnel or technologies.  These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.  As a result, the failure to consummate potential acquisitions or investments or to integrate them into the business properly could have a material adverse effect on our business, financial condition and operating results.

Any system failure or slow down could significantly harm our reputation and damage our business.

System failures would harm our reputation and reduce our attractiveness to clients.  Our ability to attract potential clients will depend significantly on the performance of our network infrastructure.  In addition, a key element of our strategy is to perform services for clients to increase their usage of our services.  Usage of our online services could strain the capacity of our infrastructure, resulting in a slowing or outage of services and reduced traffic to clients’ web sites.  We may be unable to improve our technical infrastructure in relation to increased usage of our services.  In addition, the users of the systems we deploy for our clients depend on Internet service providers, online service providers and other web site operators for access to our web sites.  Many of these providers and operators have also experienced significant outages in the past, and they could experience outages, delays and other difficulties due to system failures unrelated to our systems.  We may provide some of our clients with a service level agreement guarantee based on the size of the client and the amount of the business generated with our Company.  This guarantee could result in financial penalties to us that could have a material adverse effect on our business, financial condition and operating results.

We rely upon telecommunications carriers who could limit or deny us access to their network or fail to perform, which would have a material adverse effect on our business.

We rely upon Sprint and Verizon, among others, to provide us with reliable telecommunications service through their networks.  If these telecommunications carriers and other corporations decide not to continue to provide service to us through their networks on substantially the same terms and conditions (including, without limitation, price, early termination liability, and installation interval), if at all, it would have a material adverse effect on our business, financial condition, results of operations, and ability to even provide service.  Additionally, many of our service level objectives are dependent upon satisfactory performance by our telecommunications carriers.  If they fail to perform to acceptable levels, it may have a material adverse effect on our business.

Currently, we believe that Sprint and Verizon do not engage in video conferencing services directly.  Instead, these organizations focus on the sale of one or more components of other entities’ solutions such as technology, content, network access or equipment.  However, in the future, these organizations may decide to enter the video communications market directly by providing video services over their Internet network.  In this event, one or more of these organizations would directly compete with us and, as a result, may discontinue to provide telecommunications service to us at reasonable prices, or at all.  Failure to continue to receive favorable telecommunications services would have a material adverse effect on our business.

We depend on third-party software to deliver specified aspects of our services.

Our products and services have a significant reliance on third-party software.  If software purchased from third parties to perform aspects of our services does not function properly or is not updated, or the contractual relationships were to end, we would need to purchase new software from other third-party providers or develop replacement software on our own.  Even though the third-party software we currently use would likely be replaceable through other third-party providers or developed internally, doing so would likely require increases in operating expenses and could cause a disruption in our business.  This could have a material adverse effect on our business, financial condition and operating results.

We compete in a highly competitive market and many of our competitors have greater financial resources and established relationships with major corporate customers.

The video communications industry is highly competitive.  We compete with other independent distributors of video communications equipment such as WebEx, Centra, Polycom, Tandberg, Macromedia and Microsoft.  Many of these organizations have substantially greater financial and other resources than Vemics, furnish some of the same products and services provided by Vemics and have established relationships with major corporate customers that have policies of purchasing directly from them.  We believe that as the demand for video communications systems continues to increase, additional competitors, many of which may have greater resources than Vemics, will continue to enter the video communications market.

Our future profitability depends on our ability to compete successfully by continuing to differentiate our products and services from the products and services of our competitors.  If one or more of our competitors begins to offer integrated video-centric solutions, there may be a material adverse effect on our business, financial condition or operating results.  We believe that our ability to compete successfully depends on a number of factors:

     ■     our ability to produce products that are superior in quality to that of our competitors;

     ■     our ability to deliver our products and services at a price that remains competitive with that of our competitors;

     ■     our ability to respond promptly and effectively to the challenges of technological change, evolving standards, and our competitors’ innovations;

     ■     our ability to timely deliver our products to consumers;

     ■     the scope of our products and services and the rate at which we and our competitors introduce them;

     ■     customer service and satisfaction; and

     ■     industry and general economic trends.

The establishment of our brand is important to our future success.

Establishing and maintaining a brand name and recognition is critical for attracting and expanding our client base.  The promotion and enhancement of our name depends on the effectiveness of our marketing and advertising efforts and on our success in continuing to provide high-quality services, neither of which can be assured.  If our brand marketing efforts are unsuccessful, our business could fail.

Our business could suffer if we are unable to protect our intellectual property rights or are liable for infringing the intellectual property rights of others.

We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success, and we rely upon trademark and copyright law, trade secret protection, and confidentiality and license agreements with our employees, strategic partners, and others to protect our proprietary rights, which can have only limited effectiveness.  The development of the Internet has also increased the ease with which third parties can distribute our copyrighted material without our authorization.

We intend to pursue the registration of our material trademarks in the United States and, based upon anticipated use, in certain other countries.  We may not be entitled to the benefits of such registration for an extended period to the cost and delay in effecting such registration.  In addition, effective trademark, copyright and trade secret protection may not be available in every country in which our products are available.  We expect that we may license, in the future, elements of our trademarks, trade dress and similar proprietary rights to third parties.  Further, we may be subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, copyrights and other intellectual property rights of third parties by us and our licensees.

Other parties may assert claims of infringement of intellectual property or other proprietary rights against us.  These claims, even if without merit, could require us to expend significant financial and managerial resources.  Furthermore, if claims like this were successful, we might be required to change our trademarks, alter our content or pay financial damages, any of which could substantially increase our operating expenses.  We also may be required to obtain licenses from others to refine, develop, market and deliver new services.  We may be unable to obtain any needed license on commercially reasonable terms or at all, and rights granted under any licenses may not be valid and enforceable.  In the future we could be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of trademarks and other intellectual property rights of third parties by us and our licensees.  Any such claims could have a material adverse effect on our business, financial condition and operating results.

We may be exposed to liability for publishing or distributing content over the Internet.

We may be subject to claims relating to content that is published on or downloaded from our website or the websites we operate for our clients.  We also could be subject to liability for content that is accessible from our website through links to other websites.  For example, as part of our service, we publish content for distribution to our customers that is provided to us by our content providers.  It would not be feasible for us to check the accuracy and copyright status of all of the content we distribute.  Accordingly, it is possible that our content could, on one or more occasions, be incomplete or contain inaccuracies or infringe upon a copyright.  Further, we cannot completely control breaches of privacy policies, warranties, or other claims that may be made by third parties.

Although we carry general liability, multimedia liability and errors and omissions insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.  In addition, any claims like this, with or without merit, could have a material adverse effect on our business, financial condition and operating results.

The disclosure or misuse of data we collect could harm our business.

If third parties were able to penetrate our network security or otherwise misappropriate our users’ personal information, we might be subject to liability.  These could include claims for impersonation or other similar fraud claims.  In addition, we currently use personal information we collect about the users of the services we provide to clients for internal information and to share with those clients to determine how to improve our services, applications and features, and to provide clients with feedback.  These practices are limited by each client’s privacy policies.  We could be subject to liability claims by clients’ users for misuses of personal information by the clients, such as for unauthorized marketing purposes.  In addition, the Federal Trade Commission has previously investigated various Internet companies regarding their use of personal information.  We could incur additional expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.  This could have a material adverse effect on our business, financial condition and operating results.

Under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), we face potential liability related to the privacy of health information we obtain.

Most health care providers, from which we may obtain patient information, are subject to privacy regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, or HIPAA.  Although we are not directly regulated by HIPAA, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a health care provider that has not satisfied HIPAA’s disclosure standards.  Further, we may face civil liability if our HIPAA compliant system fails to satisfy its disclosure standards.  Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Regulatory changes with regards to the sponsorship of Continuing Medical Education and the application of HIPAA guidelines, could adversely affect our ability to provide CME via the iMedicor portal.

The CME industry is regulated and the regulations that govern the delivery of CME and interpretations of HIPAA guidelines and other restrictions placed on physicians in transferring and sharing patient information are subject to change.  Current federal regulations allow for CME to be sponsored by Pharmaceutical and other for profit companies as long as there is no direct promotion of the companies, their products or services.  If these regulations were to change significantly and become more restrictive, such changes could limit the ability to procure sponsored programming for the iMedicor portal, thereby reducing both a revenue stream for the Company and limit the development of new features, which would otherwise attract more users.

We believe that we have met the HIPAA requirements currently in effect that are applicable to our internal operations and our clients.  However, if we are unable to deliver applications solutions that achieve or maintain compliance with the applicable HIPAA rules in effect, or as they may be modified or implemented in the future, then clients may move business to applications solutions providers whose systems are, or will be, HIPAA compliant.  As a result, our business could suffer.

Our business will not succeed if we are unable to keep pace with rapid technological changes.

Our services and products are impacted by rapidly changing technology, evolving industry standards, emerging competition and frequent new use, software and other product introductions.  There can be no assurance that we can successfully identify new business opportunities or develop and bring new services or products to market in a timely and cost-effective manner, or that our services, products or technologies developed by others will not render our services or products noncompetitive or obsolete.  In addition, there can be no assurance that our services, products or enhancements will achieve or sustain market acceptance or be able to address compatibility, interoperability or other issues raised by technological changes or new industry standards.

If we suffer system failures or overloading of computer systems, our business and prospects could be harmed.  The success of our online offerings is highly dependent on the efficient and uninterrupted operation of our computer and communications hardware systems.  Fire, floods, earthquakes, power fluctuations, telecommunications failures, hardware “crashes,” software failures caused by “bugs” or other causes, and similar events could damage or cause interruptions in our systems.  Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our websites.  If our systems, or the systems of any of the websites on which we advertise or with which we have material marketing agreements, are affected by any of these occurrences, our business, results of operations and financial condition could be materially and adversely affected.

We presently carry insurance policies that cover losses that may occur due to any failures or interruptions in our systems.  We do not presently have any secondary “off-site” systems or a formal disaster recovery plan.  In addition, our users depend on Internet service providers and other Internet site operators for access to our websites.  Many Internet service providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems.  If we experience any of these problems, and if our insurance did not cover the costs of such occurrences, our business, results of operations and financial condition could be materially and adversely affected.

Regulatory developments in the future related to the Internet create a legal uncertainty; such developments could material harm our business.

We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet.  However, it is possible that a number of laws and regulations will be adopted with respect to the Internet, covering issues such as user privacy, pricing, characteristics, e-mail marketing and quality of products and services.  Such laws and regulations could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, and could thereby have a material adverse effect on our business, results of operations and financial condition.

Uncertain political environments in Russia and China could affect our ability to be competitive in these markets.

Emerging markets such as Russia and China are subject to greater risks than more developed markets.  Financial turmoil in any emerging market could disrupt our business.  Further, we are considered foreign entities in both Russia and China.  China only recently has permitted provincial and local economic autonomy and private economic activities.  The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership.  Our ability to operate in China may be harmed by changes in its laws and regulations, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese joint ventures.

The Russian government has taken various actions in recent years against companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, including violations of tax laws.  The current Russian presidential administration has taken a number of steps to expand its authority, including by further centralizing power in a number of areas and removing decision-making authority from the federal regions.  The ultimate extent or impact of these changes is uncertain.  These and future changes in the government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms.  Broader political developments could adversely affect our business operations.  Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce, and could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on our management and employees.

We are dependent on the services of our executive officers and key employees.  As of December 31, 2007, we had 41 employees, five of whom are members of management.  We currently maintain key-man life insurance policies on Fred Zolla and Brian Howell, both executive officers of the Company, in the amounts of $10,000,000 and $2,000,000, respectively.  There can be no assurance, however, that we can obtain executives of comparable expertise and commitment in the event of death, or that our business would not suffer material adverse effects as the result of the death (notwithstanding coverage by key-man insurance), disability or voluntary departure of any such executive officer.  Further, the loss of the services of any one or more of these employees could have a materially adverse effect on our business and our financial condition.  In addition, we will also need to attract and retain other highly skilled technical and managerial personnel for whom competition is intense.  If we are unable to do so, our business, results of operations and financial condition could be materially adversely affected.

We may be required to issue more shares of Common Stock upon the exercise of outstanding warrants, the conversions of outstanding convertible notes or as part of raising additional capital, resulting in dilution of our existing stockholders.

The exercise of outstanding warrants or conversions of outstanding convertible notes could result in substantial numbers of additional shares being issued, which will dilute existing stockholders’ potential ownership interests and may cause our stock price to decline.

As of December 31, 2007, we have issued warrants to purchase an aggregate of approximately 6,385,086 shares of Common Stock, convertible notes in aggregate principal amount of $737,391 that are convertible at the Company’s option into 3,273,011 shares of Common Stock, and a convertible note in the aggregate principal amount of $484,269 convertible at the holder’s option into 2,174,046 shares of Common Stock (based on the average closing price for the ten trading days preceding conversion, which, for this purpose we have assumed a December 31, 2007 conversion date).  If exercised or converted, these securities will dilute existing stockholders’ percentage ownership of Common Stock.  Unlike the Common Stock, those securities provide for anti-dilution protection upon the occurrence of stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions.

If one or more of these events occurs, the number of shares of Common Stock that may be acquired upon conversion or exercise would increase.  Accordingly, if Vemics were to engage in a financing transaction involving the offering of Vemics Common Stock (or securities convertible into Vemics Common Stock) following conversion of some of all of the convertible notes, Vemics may be required to provide the holders that had previously converted the opportunity to maintain their percentage ownership interest in Vemics.  The convertible notes do not specify the manner in which such anti-dilution protection is to be implemented.  Vemics believes its obligations under the notes would be fulfilled by offering converting note holders the right to participate, on a pro rata basis, in any financing transaction occurring within 24 months after conversion on the same terms and at the same price as other investors.

During the terms of the warrants, the holders thereof are given an opportunity to benefit from a rise in the market price of the common stock, with a resultant dilution of the interests of existing stockholders.  The existence of these warrants could make it more difficult for us to obtain additional financing while such securities are outstanding.

We will incur increased costs as a result of becoming a reporting company.

Following the effectiveness of this Registration Statement, we will be a Securities and Exchange Commission (“SEC”) reporting company.  Prior to this time, we have not filed reports with the SEC and had no history operating as a reporting company.  In addition, the Sarbanes-Oxley Act of 2002, as well as a variety of related rules implemented by the SEC, have required changes in corporate governance practices and generally increased the disclosure requirements of public companies.  For example, as a result of becoming a reporting company, we will be required to file periodic and current reports, proxy statements and other information with the SEC and we must adopt policies regarding disclosure controls and procedures and regularly evaluate those controls and procedures.  As a reporting company, we will incur significant additional legal, accounting and other expenses in connection with our public disclosure and other obligations.  Management has also been engaged in assisting executive officers, directors and, to a more limited extent, stockholders, with matters related to insider trading and beneficial ownership reporting.  Although not presently applicable to us, in the future we will be required to establish, evaluate and report on our internal control over financial reporting and to have our registered independent public accounting firm issue an attestation as to such reports.

We have incurred, and expect to continue to incur, increased general and administrative expenses as a reporting company.  We also believe that compliance with the myriad rules and regulations applicable to reporting companies and related compliance issues will divert time and attention of management away from operating and growing our business.  Being a public company also increases the risk of exposure to class action stockholder lawsuits and SEC enforcement actions, and increases the expense to obtain appropriate director and officer liability insurance on acceptable or even reduced policy limits and coverage.  As a result, we may find it more difficult to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our Common Stock is subject to the SEC’s penny stock rules, and, therefore, broker-dealers may have trouble in completing customer transactions and trading activity in our securities may be adversely affected.

A penny stock is generally defined under the Securities Exchange Act of 1934, as amended (“Exchange Act”) as any equity security other than a security that: (i) is an national market system stock listed on a “grandfathered” national securities exchange, (ii) is a national market system stock listed on a national securities exchange or an automated quotation system sponsored by a registered national securities association that satisfies certain minimum quantitative listing standards, (iii) has a transaction price of five dollars or more, or (iv) is a security whose issuer has met certain net tangible assets or average revenues, among other exemptions. Our Common Stock is not currently traded on a national securities exchange or quotation system sponsored by a national securities exchange and our price as reported on the Pink Sheets, LLC, is currently less than five dollars.

In accordance with the rules governing penny stocks, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document that describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information.  Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives.  Broker-dealers must also disclose these restrictions in writing to the customer, as well as obtain specific written consent from the customer and provide monthly account statements to the customer.

The effect of these restrictions may decrease the willingness of broker-dealers to make a market in our Common Stock, decrease liquidity of our Common Stock and increase transaction costs for sales and purchases of our Common Stock as compared to other securities.  Broker-dealers may find it difficult to effect customer transactions in our Common Stock and trading activity in our Common Stock may be adversely affected.  As a result, the market price of our Common Stock may be depressed and stockholders may find it more difficult to sell their shares of Common Stock.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Exchange Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), we will be required, beginning with our annual report on Form 10-KSB for the fiscal year ending June 30, 2008, to include in our annual reports on Form 10-KSB, our management’s report on internal control over financial reporting and at a future date the registered public accounting firm’s attestation report on our management’s assessment of our internal control over financial reporting.  We intend to prepare an internal plan of action for compliance with the requirements of Section 404.  As a result, we cannot guarantee that we will not have any “significant deficiencies” or “material weaknesses” within our processes.  Compliance with the requirements of Section 404 is expected to be expensive and time-consuming.  If we fail to complete this evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting.  In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential stockholders and customers to lose confidence in our financial reporting and disclosure required under the Exchange Act, which could adversely affect our business.

We are controlled by our principal stockholders and management.  Other stockholders have limited ability to influence our operations or to receive a premium for their securities through a change in control.

Our executive officers, directors and principal stockholders and their affiliates own approximately 48% of the outstanding shares of Common Stock as of December 10, 2001.  These parties effectively control the Company, direct its affairs and have significant influence in the election of directors and approval of significant corporate transactions.  The interests of these stockholders may conflict with those of other stockholders.  This concentration of ownership may also delay, defer or prevent a change in control of us and some transactions may be more difficult or impossible without the support of these stockholders.

Our Common Stock has a very limited trading market.

Our Common Stock is traded on the over-the-counter Pink Sheets LLC electronic quotation service, an inter-dealer quotation system that provides significantly less liquidity than the NASDAQ stock market or any other national securities exchange.  In addition, trading in our Common Stock has historically been extremely limited.  This limited trading adversely affects the liquidity of our Common Stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us.  As a result, there could be a larger spread between the bid and ask prices of our Common Stock and you may not be able to sell shares of our Common Stock when or at prices you desire.

We do not intend to pay dividends on our Common Stock.

We currently intend to retain any future earnings to fund growth and, therefore, do not expect to pay any dividends to our stockholders in the near future.

Our bylaws provide for our indemnification of our officers and directors.

Our bylaws require that we indemnify and hold harmless our officers and directors, to the fullest extent permitted by law, from certain claims, liabilities and expenses under certain circumstances and subject to certain limitations and the provisions of Nevada law.  Under Nevada law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses, attorneys fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

ITEM 2     MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following information should be read in conjunction with the consolidated financial statements of Vemics, Inc. and the notes thereto appearing elsewhere in this registration statement.  Statements in this Management’s Discussion and Analysis and elsewhere in this registration statement that are not statements of historical or current fact constitute “forward looking statements.”

Our business and results of operations are affected by a wide variety of factors, many of which are discussed under the heading “Risk Factors” and elsewhere in this registration statement, which could materially and adversely affect our actual results and us.  Because of these factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results and stock price.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we do not guarantee future results, levels of activity, performance or achievements.  Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether because of new information, future events or otherwise, after the date of this registration statement.

Projections and forward-looking statements

This Registration Statement contains “forward-looking statements.”  All statements contained in this registration statement that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” “will,” and similar expressions are generally intended to identify forward-looking statements.  Many of the statements made herein are forward-looking.  All forward-looking statements (including statements regarding future financial and operating results) involve risks, uncertainties and contingencies, including the risks described herein, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements.  Except as may be required by applicable law, we are under no obligation to (and expressly disclaim any such obligation to) update or alter forward-looking statements, whether because of new information, future events or otherwise.

Overview

As of December 31, 2007, we require approximately $275,000 to $350,000 per month to fund our recurring operations.  This amount may increase as we expand our sales and marketing efforts and continue to develop new products and services.  Our cash needs are primarily attributable to funding sales and marketing efforts, strengthening technical and helpdesk support, expanding our development capabilities, pursuing and defending current litigation and building administrative infrastructure, including costs and professional fees associated with being a public company.  As of December 31 2007, we have funded our working capital requirements from a combination of private placements of our Common Stock, as well as bridge note financings, aggregating $6,989,200 since inception of Vemics-Delaware, and to a lesser extent cash flow from operations.

To execute on our business plan successfully, as described elsewhere in this registration statement, we currently are seeking $5,000,000 in capital.  The exact amount of funds raised, if any, will determine how aggressively we can grow and what additional projects we will be able to undertake.  No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us.  If we are unable to raise additional capital over the next three months, we could be required to substantially reduce operations, terminate certain products lines or pursue exit strategies.

If we are successful in raising $5,000,000 over the next few months, we believe we will become profitable in the third or fourth calendar quarter of 2008.  We expect to apply the net proceeds of a capital raise as follows:

     ■     30% to support new hires in the sales, marketing, and technical support areas;

     ■     15% to support increasing server capacity, existing and new hosted facilities;

     ■     30% for general corporate purposes, including public relations, marketing and sales materials, technical infrastructure, equipment upgrades and portable demonstration units;

     ■     15% to pay down debt and other liabilities; and

     ■     10% for technical development.

Our plans to expand our Healthcare Solutions division, and in particular, our iMedicor portal, may be impacted by government regulation regarding the delivery of CME and interpretations of HIPAA guidelines and other restrictions placed on physicians in transferring and sharing patient information.  While there is no indication that there will be any easing of these laws, nor any easing of restrictions placed on the pharmaceutical industry or the healthcare industry generally in interpreting these laws, any changes to current regulations could adversely affect the attractiveness of our core products - CME programming and HIPAA compliant electronic exchange of patient health information – to our end users who are medical professionals and to the pharmaceutical industry as a whole for sponsoring the cost of delivering CME to our end users.

Our Education and Training division also faces challenges.  Competition in the online education and training market is increasing rapidly.  Delivery of online education has expanded exponentially over the last 7 years, and while competition is significant, we believe that there are significant opportunities in the global marketplace.  Both of our initial target markets, Russia and China, have huge populations with a demand for increased access to western education and English language education specifically.  Both of those markets, however, also have somewhat uncertain political environments.  We rely on relationships with government and quasi-government institutions in both regions for acceptance and funding of our education products, and any negative change in Western sentiment in these regions, or a souring of relationships between the United States and either country, could represent significantly increased difficulties in securing or continuing contracts in those regions.

At the present time, there is a limited public market for our Common Stock on the Pink Sheets and our Common Stock is not traded on any exchange.  The Company is filing this Registration Statement on Form 10-SB under the Securities Exchange Act of 1934 (the “Exchange Act”) on a voluntary basis to provide current public information to the investment community among other benefits.  Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for our current shareholders, creating a means for providing equity compensation to key employees, and other factors.  Once this filing on Form 10-SB becomes effective, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, begin to file reports and information with the SEC.  As such, we will incur increased costs as a result of becoming a public company.

Revenue

Revenue is generated by both of the Company’s divisions, Education and Training Healthcare Solutions.

     ■     The Education and Training division delivers educational content in a live, interactive format using coordinated voice, video and data along with professional instruction.  The two principle sources of revenue from this division are language training and continuing medical education (CME).  Language training typically represents six-week certified English, Russian and Chinese language courses at a cost of approximately $1,000 per student per course taken.  These revenues generally are split evenly with the content providers.  CME is sponsored either by the Pharmaceutical Industry or by certified CME content providers.  Vemics is the online marketing and delivery vehicle for the content.  Typically, Vemics receives between $35,000 and $70,000 per course delivered.

     ■      The Healthcare Solution’s division unit generates revenue in the direct sale of business productivity tools for physicians, as well as the delivery of CME courses.  We launched the commercial version of iMedicor to the public on October 09, 2007, bundling our business productivity tools and CME delivery into one portal.  If and when consistent usage by a substantial user base has been established, iMedicor expects to begin to charge for premium productivity tools bundled as a package through the portal.  We expect to charge membership fees for premium service users of the iMedicor portal of approximately $99 per month, with the expectation that between 10 and 20 percent of portal registrants will be paid, premium subscribers.  Additionally, we anticipate charging connectivity fees for disparate Electronic Medical Records Systems (EMRs) to be able to transfer information to each other.  This will significantly increase our revenue base in the Healthcare Solutions division.

Expenses

We intend to focus our resources on new hires in the sales, marketing and technical support areas of the Company; to support new server capacity in existing and new hosted facilities; public relations; continued development of marketing and sales collateral; technical infrastructure and equipment upgrades; and technical development.

We incur operational costs associated with building out our hosting and technical infrastructure.  This includes but is not limited to a significant increase in server capacity to manage the communications and data storage for our healthcare solutions as well as to manage an anticipated exponential increase in the number of students receiving course instruction for language learning.

Sales and marketing expenses consist primarily of salaries and related expenses for our direct sales force and marketing personnel, commissions to independent sales staff, marketing programs and advertising campaigns.  Management intends to use its experience and connections within the target industries to promote and market our products.  We expect our sales and marketing expenses will increase materially when operations increase and we expand our product offerings and launch an international presence.  We have recently launched our international presence by entering into revenue sharing agreement with The Sochi State University for Tourism and Recreation (Russian Federation) that appoints Vemics as the exclusive partner for distance learning of English language and to provide a language training solution for the Sochi Winter Olympic Games in the year 2014.  In addition, Vemics currently is bidding to support English language training efforts for the Beijing Summer Olympic Games in 2008.

General and administrative expenses consist primarily of salaries and related expenses for finance and other administrative personnel, facilities, occupancy charges and professional fees.

We have incurred significant expenses from inception through December 31, 2007, primarily attributable to costs incurred to develop and market our products and services.  Since our inception, we have incurred a cumulative net loss of $17,219,609 (unaudited).  Approximately $6,301,999  (unaudited) of such expenses have been attributable to non-cash charges taken since inception related to stock issuances for compensation, consulting, debt, as well as stock and warrants issued in relation to software development costs.

Recent Acquisitions

NuScribe™

On October 17, 2006, we acquired all of the outstanding stock of NuScribe, Inc. in exchange for 10,000,000 shares of our Common Stock.  NuScribe, an Austin, TX based corporation that is now our wholly owned subsidiary, provides innovative solutions to the medical industry, specifically to hospitals, physicians and their administrative staff.  Their flagship product (now Vemics NuScribe™) is a voice-driven document creation and management system designed to reduce the costs and increase the accuracy of recording doctor/patient interactions.  NuScribe’s revenues for the fiscal year ended June 30, 2007 were $365,103 and its net loss was $(350,628).  The results of NuScribe are included in the Company’s financial statements from the date of acquisition.

e-Learning Desktop

On March 5, 2007, Vemics acquired the assets of e-Learning Desktop Inc. (ELD), a technology company based in British Columbia, Canada that has developed a learning platform that provides a safe, technology-based shortcut to a western education via an online virtual classroom for students worldwide.  ELD had nominal revenues and losses since inception.

Results of Operations	For the Six Months Ended	For the Fiscal Year Ended

	December 31, 2007	December 31, 2006	June 30, 2007	June 30, 2006
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Statement Operations Data:
Revenue	$307,567	$586,523	$944,756	$693,574
Cost of revenues	$58,616	$182,173	$399,267	$259,429
Gross profit	$284,951	$404,350	$542,489	$434,145
Total Expenses	$2,796,889	$1,867,231	$5,476,858	$2,221,492
Extraordinary Item	$650,000
Net loss after taxes	$(1,897,938)	$(1,599,147)	$(4,934,369)	$(1,787,347)
Net loss per share	$(0.04)	$(0.06)	$(0.13)	$(.09)

Six-Month Period Ended December 31, 2007 Compared to Six-Month Period Ended December 31, 2006

Revenues

Revenues for the six-months ended December 31, 2007 were $307,567, compared to $586,523 for the six-months ended December 31, 2006, reflecting a decrease of $278,956, or 47%.  Our revenues decreased principally because of our focus on the launch of iMedicor and the acquisition of registrants within the iMedicor portal.  Currently iMedicor is a free service to all registrants.  The Company intends to offer fee-based services on iMedicor in Summer or Fall 2008; accordingly, we do not expect to generate revenues from iMedicor until such time.  Revenues in existing business remained flat as we shifted our focus towards generating revenues in the areas dictated by our recent acquisitions.

General and Administrative Expenses

General and administrative expenses for the six-months ended December 31, 2007 were $2,688,942, compared to $1,935,542 for the six-months ended December 31, 2006, reflecting an increase of $753,400, or 39%.  The increase was primarily due to our continued expansion of operations and the addition of personnel and the related operations associated with the acquisitions of NuScribe and e-Learning Desktop along with legal, travel and general operations costs such as office expenses, health insurance and business insurance.  Following the acquisitions of ELD and NuScribe, we acquired an additional seven full-time salaried employees in the United States and several sales employees who are paid on a commission basis.  We also established a development team in Estonia that is comprised of four employees, as well as a business development team in Russia that is comprised of three employees.  We estimate that our costs associated with the addition of these employees are approximately $55,000 per month.

Operating Loss

Our operating loss before extraordinary items for the six-months ended December 31, 2007 was $2,439,991, compared to $1,531,023 for the six-months ended December 31, 2006, reflecting an increase of $908,968 or 59.4%.  The net loss increased principally because of an increase in personnel and related support of the respective operations associated with the aforementioned acquisitions.  Such increase in our operating losses was offset by our receipt of $650,000 in net settlement proceeds (after taxes and expenses) arising from the settlement of litigation, which has been recorded as an Extraordinary Item on our Consolidated Statements of Operations for the six-months ended December 31, 2007.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006 and 2005

Revenues

We were a development stage company through June 30, 2005 and generated nominal revenues for the fiscal year ended June 30, 2005.  Revenues for the fiscal year ended June 30, 2007 and 2006 were approximately $942,000 and $694,000, respectively, reflecting an increase of $248,000 or 35.7%.  Our revenues increased principally because of an alliance we developed with EP Global Communications, Inc. and our joint venture of EP LiveOnline™ that has allowed us to coordinate services and generate several large sales and the acquisition of NuScribe, Inc.

In December 2005, we signed an exclusive partnership agreement with EP Global Communications, Inc.  to provide online CME and other educational content to physicians, other medical care professionals, physical therapy professionals and families of the special needs community.  A full description of EP Live Online can be found at  www.epliveonline.com.  The alliance provides for a 50/50 share of all revenues after direct costs associated with the development, marketing, personnel costs and distribution costs of the content.

General and Administrative Expenses

General and administrative expenses for the fiscal year ended June 30, 2007 and 2006 were $4,678,785 and $1,966,505 (net of $5,321,785 against $643,000 and $2,349,505 against $383,000 of non-cash expenses attributed to issuance of stock for fees and services, respectively) as compared to $1,656,166 (net of $5,213,166 against $3,557,000 of non-cash expenses attributed to the issuance of stock for fees and services) for the fiscal year ended June 30, 2005.  The increase was primarily due to the expansion of operations and development of our product and adding personnel.

Operating Loss

Our operating loss for the fiscal year ended June 30, 2007 and 2006 were $(4,934,369) and ($ 1,787,347), respectively or (524%) and ( 258%), respectively of net revenue as compared to a loss of ($5,161,366) or (4,729%) of net revenue for the fiscal year ended June 30, 2005.  The net loss increased principally because of an increase in general and administrative expenses as described above.

Liquidity and Capital Resources

As noted above, we intend to meet our immediate financing needs from sales of our capital stock or bridge note financings and, to a lesser extent, cash flow from operations.  Future sales of equity or debt securities will provide us with immediate financial requirements to enable us to continue as a going concern.  Raising of additional capital will primarily be dependent upon prevailing market conditions and the demand for our products and services.  No assurances can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us.  In the event we are unable to raise additional funds, we could be required to either substantially reduce or terminate our operations.

If we cannot raise money through the sale of equity or debt securities, we may not have sufficient cash to satisfy our liquidity needs for the upcoming twelve months.  Because of the operating losses and negative cash flows incurred since our inception, our independent auditors have included an explanatory paragraph in its report on our financial statements for the fiscal year ended June 30, 2007, expressing substantial doubt regarding our ability to continue as a going concern.  This means that the auditor questions whether we can continue in business.  Investors in our securities should carefully review the report prepared by our auditors included in this Registration Statement.

Historically, our primary sources of liquidity have been proceeds from private placements of our Common Stock and bridge note financings, and, to a lesser extent, cash flow from operations.  From July 1, 2006 through December 31, 2007, we raised approximately $3,637,000 from accredited investors.  In addition, in October 2007, we settled litigation that resulted in net settlement proceeds to the Company (after taxes and expenses) of $650,000.

As of December 31, 2007, we had cash and cash equivalents of $208,278.  The largest uses of our funds have been for funding general and administrative expenses including salaries and related expenses, as well as litigation expenses.  As of six-months ended December 31, 2007, we had total current liabilities of $5,079,994 and total current assets of $613,050, with our current liabilities exceeding our current assets by $4,466,974.

As of December 31, 2007, we had a $300,000 secured line of credit of which $299,980 is outstanding and payable to Somerset Hills Bank at a rate of interest of 7.25%, respectively.  We have also funded operations through the sale of convertible debentures, as described below.

The Company has a $600,000 secured working line of credit as of September 21, 2007 of which $600,000 is guaranteed by Chan Coddington, a shareholder and member of our board of directors, with Citibank NA payable on December 31, 2007.  On December 27, 2007, the Line of Credit was extended to December 31, 2008.  As of December 31, 2007, the outstanding balance was $600,000.  The promissory note is at a rate referred to as the lender’s base rate plus .5%.  The rate of interest as of December 31, 2007 was 7.75%.

On December 19, 2001, we issued a $100,000 convertible debenture to Hospice Provider Group, Inc., which accrued interest of $50,000 through September 30, 2004 according to the terms of the note.  The investor has agreed to no additional interest beyond that date.  As of December 31, 2007 and December 31, 2006, we owed $150,000.

The Company issued convertible debentures at 8% interest for a total of $905,500 to individual investors, of which $330,500 converted to equity on October 1, 2004.  As of December 31, 2007, the total amount due including accrued interest was $ $748,891.  The Company issued convertible debentures at 10% interest for a total of $445,000 to the Valiant Group.  As of December 31, 2007, the total amount due including accrued interest was $ $506,559.  On November 30, 2007, Valiant Group extended the maturity date of the convertible debentures to February 28, 2008.

On October 20, 2005, we agreed to repurchase shares of several shareholders in exchange for three-year balloon notes totaling $300,000 to be amortized over ten years at 8% interest.  As of December 31, 2007, the amount owed was $298,188.

Off-Balance sheet arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt.  Additionally, we have not entered into any derivative contracts nor do we have any synthetic leases.

Critical Accounting Polices

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, management evaluates our estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, goodwill and going concern.

Revenue recognition

The Company has or anticipates having four sources of income.  The primary revenue will be generated through the delivery of sponsored educational programs in the medical, financial and legal markets.  The second source of revenue is the licensing of “seats” on our hosted service.  The Company will also provide consulting help desk and instructional design services to customers and will record revenue as consultation and other services are rendered.  The installations of hardware and software systems will be earned after installation has been completed.

We record revenue in accordance with Statement of Position 97-2 “Software Revenue Recognition” (“SOP 97-2”) issued by the American Institute of Certified Public Accountants (as modified by Statement of Position 98-9) and SEC Staff Accounting Bulletin 104 “Revenue Recognition” (“SAS 104”) regarding revenue recognition in financial statements.  SOP 97-2 provides additional guidance with respect to multiple element arrangements; returns, exchanges, and platform transfer rights; resellers; funded software development arrangements and contract accounting.

Maintenance or monitoring revenue that is bundled with an initial license fee is deferred and recognized ratably over the contract time period.  We have established guidelines on all undeliverable elements of the user license and software arrangements, which consist of maintenance, monitoring and, at times, training and consulting.

The Company is also an independent software vendor (ISV) and generates revenue from software sales and related hardware requirements, including support and maintenance, and consulting services.  The Company has a contract with a value-added reseller (VAR).  The Company’s contracts with the VAR that does not include special considerations such as rights of return, stock rotation, price protection and special acceptance or warranty provisions.  The Company recognizes revenue for software license sales in accordance with Statement of Position 97-2 Software Revenue Recognition.  The Company exercises judgment in connection with the determination of the amount of software and services revenue to be recognized in each accounting period.  The nature of each licensing arrangement determines how revenues and related costs are recognized.

The standard single user license includes a Dell Inspiron D520 Laptop 1.6 ghz, one GB RAM, microphone and includes on-line training, telephone support and upgrades for 1 year.  Revenue for shipping and handling are included within the Equipment and Consulting revenue and the related costs are included in cost of revenue in the accompanying consolidated statements of operations.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts from estimated losses resulting from the potential inability of certain customers to make required future payments on amounts due us.  Management determines the adequacy of this allowance by periodically evaluating the aging and past due nature of individual customer accounts receivable balances and considering the customer’s current financial situation as well as the existing industry economic conditions and other relevant factors that would be useful towards assessing the risk of collectability.  If the future financial condition of our customers were to deteriorate, resulting in their inability to make specific required payments, additions to the allowance for doubtful accounts may be required.  In addition, if the financial condition of our customers improves and collections of amounts outstanding commence or are reasonably assured, then we may reverse previously established allowances for doubtful accounts.

Going Concern

From inception through June 30, 2005, we had been in the development stage, devoting substantially all of our efforts to research and development of our technologies, acquisition of equipment and raising capital.  We have incurred operating losses to date and have an accumulated deficit of approximately $10,917,000 and $9,020,000 at December 31, 2007 and at June 30, 2007, respectively.  Our activities have been primarily financed through convertible debentures, private placements of equity securities.  We intend   to raise additional capital through the issuance of debt or equity securities to fund ours operations.  The financing may not be available on terms satisfactory to the Company, if at all.  However, no firm commitments or arrangements to advance or loan funds to the Company or repay any such advances or loans exist.  There is no legal obligation for either management or significant stockholders to provide additional future funding.

The Company has relied upon cash primarily from our financing activities to fund our ongoing operations as we have not been able to generate sufficient cash from our operating activities in the past, and there is no assurance that we will be able to do so in the future.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level.  If impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded.  Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

We have not formally evaluated the goodwill for impairment due to the fact that one of the two acquisitions has been and continues to be in the developing stages of an internet concept that could potentially generate significant value for the Company.  Thus, it has been determined that it is premature to value the goodwill at this time.  Within the next several financial quarters, the potential value of the internet concept will be better able to be assessed.

ITEM 3  DESCRIPTION OF PROPERTY

Vemics’ principal office space is located in Nanuet, New York, which office is provided by Vemics’ President and CEO, Fred H. Zolla.  Vemics reimburses Fred Zolla approximately $4,500 per year for the office space that he provides to us pursuant to an oral agreement.

Our NuScribe operations are located in at 3600 Bee Caves Road, Suite 216, Austin, Texas 78746 pursuant to a written Lease Agreement between Cheryl Ogle and NuScribe, dated March 10, 2006.  The term of the lease is 36 months beginning April 1, 2006.  The minimum rental currently is $3,366.85 per month and will increase to $3,434.81 per month beginning April 1, 2008 through March 31, 2009.  A security deposit of $6,000 was paid in three installments from the date of signing through May 1, 2006.  Vemics will also pay a proportionate share of the operating expenses for the building.  A personal guaranty was signed by the President of NuScribe, Tom C. Dorsett, which guarantees six months worth of rental payments.

In addition, several of our employees work from home offices throughout the Untied States and abroad.  We have no ownership interest or formal lease arrangements with such properties.  Our website lists the home offices of (i) the Company’s chief technology officer, Brian Howell, 247 Green St, Marblehead, MA 01945; and (ii) a consultant of the Company, John Walber, whose title is Director of Instructional Design, 403 Vernon Rd, Jenkintown, PA 19046.  We believe these existing facilities are in good condition and are adequate for our current needs.

We do not have a formal investment policy.  Historically, however, we have not invested in real estate, real state mortgages or securities of, or interest in, persons primarily engaged in real estate activities and have no current intention to do so in the future.

ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of December 31, 2007, certain information with respect to the beneficial ownership of the common stock by: (1) each person known by us to beneficially own more than 5% of our outstanding shares, (2) each of our directors, (3) each named executive officer and (4) all of our executive officers and directors as a group.

Except as otherwise indicated, each person listed below has sole voting and investment power with respect to the shares of common stock set forth opposite such person's name.  Applicable percentage of ownership is based on 50,609,450 shares of our Common Stock outstanding on December 10, 2007.

In computing the number and percentage of shares beneficially owned by a person, shares of Common Stock subject to options and/or warrants currently exercisable, or exercisable within 60 days of December 10, 2007, are counted as outstanding, but these shares are not counted as outstanding for computing the percentage ownership of any other person.

Name and Address of Beneficial Owner (1) (2)	Amount of Beneficial Ownership		Percent of Outstanding Shares
F. Chandler Coddington, Jr.	16,595,377	(3)	32.79%
Ronald Bornhuetter	4,920,000	(4)	9.72%
Tom Dorsett	3,767,077		7.44%
Fred Zolla & Michelle F. Zolla	4,238,283	(5)	8.37%
Richard Marciniak	2,130,752		4.21%
Brian Howell	1,294,572		2.56%
Brian Groh	786,538		1.55%
Dr. Larry Shemen	510,966	(6)	1.01%
Craig Stout	1,100,000		2.17%
Thomas Owens	405,483		*
All officers and directors as a group (7 persons)	24,144,681		47.71%
*less than 1%

(1)            Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.

(2)            The address of each of the executive officers and directors is care of Vemics, Inc. 523 Avalon Gardens Drive, Nanuet, NY 10954.

(3)            Includes 2,896,140 shares of Common Stock that may be acquired upon exercise of currently exercisable warrants.

(4)            Includes 953,333 shares of Common Stock that may be acquired upon exercise of currently exercisable warrants.

(5)            Includes 588,500 shares of Common Stock that may be acquired upon exercise of currently exercisable warrants.

(6)            Includes 163,333 shares of Common Stock that may be acquired upon exercise of currently exercisable warrants.

ITEM 5      DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth certain information regarding our executive officers, key employees and directors as of December 31, 2007.  Directors are elected annually and serve until the next annual meeting of shareholders or until their successors are elected and qualify.  Officers are elected by our board of directors and their terms of office are at the discretion of our board.

NAME	AGE	POSITION
Fred Zolla	57	CEO & Chairman
Craig Stout *	40	Chief Operating Officer
Brian Howell	46	Chief Technology Officer
Thomas J. Owens *	51	Chief Financial Officer
F. Chandler Coddington, Jr.	75	Director
Larry Shemen	52	Director
Brian Groh	49	Director

Effective July 10, 2007, Mr. Rick Marciniak, formerly Chief Marketing Officer of Vemics, resigned as an officer of the Company.

*    Both Craig Stout and Thomas J. Owens are independent contractors to the Company working in officer roles.  Craig Stout has    signed an employment agreement with Vemics, which commences on April 1, 2008

Biographical Information of Officers and Directors and Key Employees

The following is a biographical summary of our executive officers and directors:

Fred Zolla, CEO and Chairman.  Mr. Zolla has served as our Chief Executive Officer and Chairman of the Board of Vemics since the date of our acquisition of Vemics-Delaware in November 2005.  Further, Mr. Zolla served as the CEO and Chairman of Vemics-Delaware since its inception on July 17, 2001.  Before founding Vemics-Delaware, Mr. Zolla served as the Chief Operating Officer of Educational Video Conferencing, Inc., a publicly traded company in the technology and distance learning fields from April 1999 to June 2001.  From January 1990 to February 1999, Mr. Zolla was the President of Distance Learning Associates, the first content aggregator in the K-12 and corporate distributed learning space in the U.S.  In 1996, he served on the White House Committee for technology in education chaired by then vice-president Al Gore.  Mr. Zolla has taught and lectured in England, France, Italy, Spain, Korea and throughout the U.S. on the “Integration of distance learning resources and technology in the classroom and workplace.”  Mr. Zolla served as chairman of the board of the New York Film Festival, non-broadcast division from 1992 through 1995 and remains an active board member.

Craig Stout, Chief Operating Officer.  Mr. Stout has been our Chief Operating Officer since the date of our acquisition of Vemics-Delaware in November 2005.  Mr. Stout has 20 years of operational and corporate finance experience across multiple industries.  Before joining Vemics, Mr. Stout consulted to the international reinsurance firm, Renaissance Reinsurance in Hamilton, Bermuda working on operation projects including assisting in managing the conversion to Sarbanes Oxley compliance.  In addition, from 2000 to 2005, Mr. Stout worked on a consulting basis to approximately 35 companies in connection with the acceleration and management of their growth through strategic acquisitions, restructuring and refinancing.  From 1989 to 1991, Mr. Stout was employed by Elders IXL in London as part of the strategic business development group where he was part of the European acquisition team that identified businesses of strategic value to Elders interests, initiated acquisitions and developed the execution plans focused on integrating these new businesses into the Elders corporate structure.

Brian Howell, Chief Technology Officer.  Mr. Howell has served as our Chief Technology Officer since the date of our acquisition of Vemics-Delaware in November 2005.  He served in the same capacity for Vemics-Delaware since 2003.  He brings more than 20 years of video, voice, data and network technology experience.  Before joining Vemics, from 2001 to 2002 he was Senior Manager for Video Systems and Solutions at Cetacean Networks where he worked on applying real-time routing technologies to the Internet.  From 1984 to 2001, Mr. Howell was a member of the start-up team at PictureTel Corporation (now Polycom).  During his 16 years at that company, he was a key member of the team that brought about advances in the marketplace including development of the first integrated Rollabout Videoconferencing System, MCU and PC-based videophone.  Mr. Howell also managed the “Living Lab” working on future technologies and is named on three patents with PictureTel and Polycom.

Thomas J. Owens, CFO.  Mr. Owens has served as our Chief Financial Officer since the date of our acquisition of Vemics-Delaware in November 2005.  He served in the same capacity for Vemics-Delaware since 2004.  From February 2000 to February 2004, Mr. Owens was a partner in the accounting and consulting firm of Demetrius & Co., LLC, where he was responsible developing financial plans, identifying misallocated funds and fraudulent expenditures and assisting clients to realign internal operations.  From May 1992 to January 2000, Mr. Owens was a sole practitioner CPA.  From 1986 to 2000, Mr. Owens worked for a private company as a financial analyst and as an Audit/Tax manager with a NYC accounting firm.  From January 1982 until September 1986, Mr. Owens worked in the audit department of Deloitte & Touche, LLP, specializing in the small to medium size business market.

F. Chandler Coddington, Jr., Director.  Mr. Coddington has served as a director of Vemics since the date of our acquisition of Vemics-Delaware in November 2005 and served as a director of Vemics-Delaware since 2002.  Mr. Coddington has 46 years of experience in the insurance and retail/agency brokerage business and has served in several chair posts, including Travelers, St. Paul, Cigna, Connecticut General Life Insurance Company.  He is active in many local non-profit endeavors, including United Way, Overlook Hospital, Chamber of Commerce and the YMCA.

Larry Shemen, MD, Director.  Dr.  Shemen has served as a director of Vemics since the date of our acquisition of Vemics-Delaware in November 2005 and served as a director of Vemics-Delaware since June 2006.  Dr. Shemen is a practicing physician and currently operates his medical practice from his Manhattan location and in Queens, New York.  He is a Surgical Attending - Manhattan Eye Ear and Throat Hospital, St. Vincent's Hospital, New York Hospital Queens, Beth Israel Medical Center, Hackensack Medical Center, Catholic Medical Center, Lenox Hill Hospital, New York Eye and Ear Infirmary.  Dr. Shemen served as Chief Resident of St. Michael's Hospital and The Wellesley Hospital and was Chief Fellow, Head and Neck  Surgery  Memorial  Sloan-Kettering Cancer Center.  Dr. Shemen currently serves on the Editorial Board for Otolaryngology- Head and Neck Surgery and is a Diplomat of the National Board of Medical Examiners,  Licencate  of the Medical Council of Canada, Licensed as a General Practitioner, The College of Physicians and Surgeons of Ontario,  Licencate  State of California Board of Medical Quality Assurance as Physician and Surgeon,  Licencate  State of New York,  Licencate  State of New Jersey.  Dr. Shemen is a member of American Medical Association, Canadian Otolaryngological Society, American Academy of Otolaryngology, Head and Neck Surgery, American Academy of Facial Plastic and Reconstructive Surgery, New York Society of Head and Neck Surgeons, Society of Head and Neck Surgeons, Academy of Oral Medicine, American College of Surgeons, American Society for Head and Neck Surgery, American Rhinologic Society.

Brian Groh, Director.  Mr. Groh has served as a director of Vemics since September 2006.  Mr. Groh is currently a Managing Director with Blackwater Capital and has served in that capacity since May 01, 2007.  In 1996, Mr. Groh founded and became President and CEO of Xplore Technologies trading on the Toronto Stock Exchange and recognized as a global leader in the engineering, development, integration and marketing of rugged mobile wireless pen-based computing systems.  After leaving Xplore in 2005 through spring 2007, Mr. Groh worked as an independent consultant to Valt.X Inc, Aerius, Vemics, Screen Innovations and Wistron Corporation.  Mr. Groh worked as a consultant to these   early stage technology companies   assisting them in   raising funds, with marketing, and consulting with respect to a number of mergers and acquisitions.  Previously, Mr. Groh was one of Bell Mobility and Motorola’s first cellular dealers in Canada and became one of owners of the first Bell Cellular Mobility Centers in Canada.  In 1993, he spearheaded Telular Canada’s initial public offering, raising $18 million, and negotiated the acquisition of 20% of Telular Corporation based in Chicago, USA.  In 1986, he founded Telular Canada and negotiated the exclusive distribution rights for the Telular Corporation MaxJack cellular interface for Canada.

Key Employees

The following is a biographical summary of our three key employees: John Walber, Executive Producer; James Pennington, President, Education and Training; and Tom Dorsett, President, Healthcare Solutions.

John Walber, Executive Producer.  Mr. Walber has served as our Director of Instructional Design since 2003, which allows Mr. Walber to bring his substantial experience in creating on-line communities into the main stream of the Vemics business model.  Before joining Vemics, Mr. Walber served as Chief Operating Officer of HorizonLive, Inc. where he was responsible for all aspects of the start-up e-learning platform company.  HorizonLive was one of the first on-line collaborative services and one of the early developers of the community portal concept.  Mr. Walber also served as Vice President Telco Sales for General Instrument Corporation where he developed and implemented marketing and sales strategies targeted at Regional Bell Operating Companies, GTE and other independent telephone companies.

E. James Pennington, President, Education and Training.  Mr. Pennington brings a 25-year track record of successful entrepreneurship to Vemics.  He served as Chief Executive Officer of eLearning Desktop, a privately held distance learning company recently acquired by Vemics.  Mr. Pennington has been involved in early stage technology companies since the late 1970’s with experience in cable television, LAN/WAN system integration, computer training and computer-based training.  In 1997, he was a founding father of the Application Service Provider (“ASP”) industry.  His first ASP company—LearningStation.com—has grown over the last seven years to be the world’s leading K-12 education ASP with one million paid users and state-wide contracts in the U.S.

Tom Dorsett, President, Healthcare Solutions.  Mr. Dorsett brings 10 years of experience in the healthcare IT market.  He was co-founder of NuScribe, a privately held medical software company recently acquired by Vemics, where he served as Chief Executive Officer.  Before NuScribe, Mr. Dorsett founded and operated Channel Management Software, a reseller of medical voice recognition and electronic medical records applications.  He served as sales manager for MD Productivity, a manufacturer of voice recognition driven healthcare documentation applications and he was Chief Executive Officer and founder of Industryworks Software, a manufacturer of management applications for the transportation and insurance industries.

Board of Directors

We currently have four members of the board of directors.  Our directors are appointed for a one-year term to hold office until the next annual meeting of our stockholders or until removed from office in accordance with our bylaws.  Our board of directors has determined that Dr. Larry Shemen is independent as determined in reference to the standards of the NASDAQ Marketplace Rules regarding director independence.  The Board of Directors of Vemics has determined that no other member of Vemics’ Board of Directors is “independent” as that term is defined under the NASDAQ Marketplace Rules.  None of Vemics’ securities are listed on any national securities exchange or any national securities association.  Our bylaws permit up to twelve members of the board.

Committees of the Board of Directors

Pursuant to our amended and restated by-laws, our board of directors may establish committees of one or more directors from time-to-time, as it deems appropriate.  Currently, the Board of Directors acts as the Audit Committee, and the Board has no separate committees.

ITEM 6.  EXECUTIVE COMPENSATION.

The following table sets forth annual compensation for our principal executive officer who were employed by the Company for each of the last two fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (4)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Fred Zolla, CEO & Chairman (5)	2007 2006	$162,000 $180,000	-	$114,750	-	-	-	-	$276,750 $180,000
Craig Stout, Chief Operating Officer (2) (6)	2007 2006	$116,500 $100,000	-	$148,500	-	-	-	-	$265,000 $100,000
R.L. Marciniak, Chief Strategy Officer (3)	2007 2006	$129,600 $142,000	-	-	-	-	-	-	$129,600 $142,000
Brian Howell, Chief Technology Officer	2007 2006	$129,600 $142,000	-	-	-	-	-	-	$129,600 $142,000
Thomas Owens, Chief Financial Officer (2) (7)	2007 2006	$80,000 $76,000	-	$47,250	-	-	-	-	$127,250 $ 76,000

(1)  On December 15, 2006, the Company’s management reduced salaries for the majority of the workforce, including its officers:  (i) Fred Zolla’s salary was reduced from $7,500 per pay period to $6,000; (ii) Brian Howell and R.L. Marciniak salary were reduced from $6,000 to $4,800 per pay period; (iii) Craig Stout’s salary was reduced from $6,500 to $5,000 per pay period; and (iv) Tom Owens’ salary was reduced from $9,000 to $7,000.

(2) Both Craig Stout and Thomas Owens are consultants to the Company working in officer roles.  Mr. Stout has entered into an Employment Agreement effective April 1, 2008, with Vemics.

(3) Richard L. Marciniak is no longer an officer of the Company; however, he remained under contract to Vemics until December 2007.  We have no immediate plans to replace Mr. Marciniak; instead, the presidents of each division have assumed the role of chief marketing officers for their division and each has hired business development associates to assist in the marketing aspects of their product lines.

(4) The value of shares of Common Stock issued to employees for prior services and bonuses were based on the closing notice of our Common Stock on the date of issuance as reported on the Pink Sheets, multiplied by a discount factor of 46% based on the restricted nature of the shares and limited liability.

(5) On June 6, 2007, Mr. Zolla was awarded 450,000 shares of common stock by the Board of Directors for prior services and 400,000 shares of common stock as a bonus for his activities in both fund raising and acquisitions for the Company.

(6) On June 6, 2007, Mr. Stout was awarded 450,000 shares of common stock by the Board of Directors for prior services and 650,000 shares of common stock for his activities in both fund raising and acquisitions for the Company.

(7) On June 6, 2007, Mr. Owens was awarded 350,000 shares of common stock by the Board of Directors for prior services.

We may hire additional executive officers and/or change the compensation paid to and benefits received by our current executive officers, as our Board of Directors deems advisable or necessary.  However, currently we have no plans to hire new executive level staff or to change the Company’s current executives compensation structure significantly.  To date, the Company’s Board of Directors has not adopted any retirement, pension, profit sharing or other similar programs for our executive officers.

Employment Agreements with Executive Officers

The Company and Mr. Fred Zolla, its Chief Executive Officer and Chairman of the Board, entered into a three-year employment agreement effective as of October 1, 2004, pursuant to which Mr. Zolla was paid an annual salary (based on a calendar year) of $70,000 in 2005, $130,000 in 2006 and $   $168,000 for 2007.  The Agreement provides for 18 months of severance in the event of termination without cause.  Mr. Zolla's initial agreement expired on December 31, 2007 and was renewed for a period of 2 years and will now expire on December 1, 2009.

On October 1, 2004, the Company entered into an employment agreement with Brian Howell pursuant to which Mr. Howell as our Chief Technology Officer.  The agreement had an initial term of three years ending in December 2007, but was recently renewed until December 31, 2009.  Mr. Howell was paid an annual salary of $93,000 in 2005, $107,000 in 2006 and $134,400 for 2007.  Mr. Howell may terminate the agreement for any reason on 90 days written notice to the Company or by the Company immediately for cause.  In the event of a termination by us for any reason other than cause, the Company is to pay Mr. Howell an amount equal to 12 months' salary.

On March 10, 2008, the Company entered into an employment agreement with Craig Stout pursuant to which Mr. Stout will serve as our Chief Operating Officer.  The agreement has an initial term of three years, commencing on April 1, 2008 and ending on March 31, 2011.  Mr. Stout will be paid an annual salary of $120,000.  The annual salary amount will increase to $156,000 upon a funding event to the Company in excess of $5,000,000.  Mr. Stout may terminate the agreement for any reason on 90 days written notice to the Company or by the Company immediately for cause.  In the event of a termination by us for any reason other than cause, the Company is to pay Mr. Stout an amount equal to 12 months' salary.  Until the commencement date of the agreement, Mr. Stout intends to remain as a consultant to the Company acting in the role of Chief Operating Officer.

On October 1, 2004, the Company entered into an employment agreement with Richard L. Marciniak pursuant to which Mr. Marciniak served as its Vice President Business Development and pursuant to which he was paid an annual salary of $93,000 in 2005, $107,000 in 2006 and $134,400 for 2007.  Mr. Marciniak resigned from the Company's employment in June 2007; however, he remained under contract to Vemics until December 2007 and remains active in a consultancy relationship.  He continued to receive his semi-monthly salary through December 31, 2007.

To protect our proprietary rights, we incorporate confidentiality provisions into all of our employment agreements with our employees.  In general, our confidentiality provisions prohibit unauthorized disclosure of any confidential information or trade secrets and require the employee or consultant to protect confidential information or trade secrets of the Company and of third parties.  These provisions define confidential information and trade secrets very broadly to protect the Company’s exclusive rights to its property.

Equity Incentive Plan

The Company adopted the Vemics, Inc. 2007 Equity Compensation Plan, which was approved by our stockholders on June 6, 2007 (the “Equity Plan”), to provide employees, non-employee directors, consultants and advisors with the opportunity to receive grants of stock options and stock awards.  The purpose of the Equity Plan is to give participants an ownership interest in our Company, and to create an incentive to contribute to our economic success.  The Equity Plan authorizes the issuance of incentive stock options, nonqualified stock options and other stock based awards to employees, non-employee directors, consultants and advisors.  There are 6,300,000 shares of Common Stock authorized under the Equity Plan.  As of December 10, 2007, no options to purchase shares of Common Stock or other awards have been granted under the Equity Plan.  The Company expects to grant options to a broad base of employees during fiscal year 2008, although no specific decisions have been made regarding the number of shares to be granted or the anticipated vesting schedule of such options.

Director Compensation

Vemics does not pay its Directors cash or any other compensation at this time in their capacity as Directors other than grants of our Common Stock.  Non-employee Directors receive 25,000 fully vested shares of Common Stock of the Company per year of service as a member of the Board of Directors.  The Company has paid Mr. Coddington and Mr. Groh cash compensation for certain consulting and other services, which are discussed under the heading “Transactions with Related Persons, Promoters and Certain Control Persons” below.

Unless otherwise restricted by our Certificate of Incorporation, the members of our Board of Directors have the authority to fix the compensation of Directors.  The Directors may be paid their expenses, if any, related to attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as our Director.  No such payment will preclude any Director from serving our Company in any other capacity and receiving compensation thereafter.  Members of special or standing committees may be given compensation for attending committee meetings.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards ($)		Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
F. Chandler Coddington, Jr.	-	$20,000	(1)	-	-	-	-	$6,250
Larry Shemen	-	$6,250	(2)	-	-	-	-	$6,250
Brian Groh	-	$6,250	(3)	-	-	-	-	$6,250

(1) Mr. Coddington received 80,000 shares of common stock on June 6, 2007, as follows: 25,000 shares were for service as a board member in 2007, 25,000 shares were for service as a board member in 2006 and 30,000 shares were for service as a board member before 2006.

(2) Dr. Shemen received 50,000 shares of common stock on June 6, 2007, as follows, 25,000 shares were for service as a board member in 2007 and 25,000 shares were for service as a board member in 2006.

(3) Mr. Groh received 25,000 shares of common stock on June 6, 2007 for his service as a board member in 2007.

ITEM 7   TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Vemics entered into a consulting agreement with Brian Groh, a member of Vemics’ Board of Directors, on October 15, 2006, whereby Mr. Groh provided marketing services to Vemics for LiveAccess.  Mr. Groh's services were non-exclusive to Vemics and Mr. Groh was paid $5,000 per month for his services plus bonuses based upon the successful completion of each project in which Mr. Groh is involved.  From November 2006 through April 2007, Mr. Groh provided consulting services to Vemics in connection with various management-consulting topics including developing a strategy to raise equity or other types of financing and the integration of NuScribe Inc. into Vemics operations post acquisition.  On or about May 1, 2007, the consulting agreement was terminated by mutual agreement of the parties.

Vemics utilizes office space provided by some of its key employees and officers.  Vemics’ President and CEO, Fred H. Zolla provides Vemics’ principal office space located at 523 Avalon Gardens Drive, Nanuet, NY 10954.  Vemics pays approximately $4,500 per year to Mr. Zolla for the use of the office space he provides.  Vemics will continue to maintain this office for the near future.  Vemics website lists the home offices of the Company’s chief technology officer, Brian Howell, located at 247 Green St, Marblehead, MA 01945, and a consultant of the Company, John Walber, located at 403 Vernon Rd, Jenkintown, PA 19046.  The Company does not pay any compensation to Mr. Howell or Mr. Walber for the use of this additional office space.

F. Chandler Coddington has been member of our Board of Directors since 2002.  He is the largest individual investor in the Company, having invested $3,681,200 to date (or $3,733,254 when including accrued interest on convertible debt that was converted to equity).  He currently owns 13,699,237 shares of common stock and has the right to acquire 2,896,140 additional shares of common stock pursuant to currently exercisable warrants.  In addition, as of June   30, 2007 and December 31, 2007, we have outstanding short-term loans from Mr. Coddington totaling $11,716 and $361,216, respectively.

Mr. Coddington received 200,000 shares of common stock in exchange for consulting services he provided to the Company.  These services included financial advisory services, insurance advisory services and corporate governance, as well as for making introductions to potential clients and investors and other related business matters to the Company.

Mr. Coddington has also received 832,245 shares of common stock in exchange for his agreement to provide personal guarantees on behalf of the Company for the following credit facilities: Somerset Community Bank ($300,000 equipment credit line established on April 30, 2004); Valley National Bank ($115,000 credit line established on September 30, 2004); and CitiBank ($600,000 credit line established in September 2007).  In addition, on December 1, 2006, Mr. Coddington received 80,000 shares for his service to the Vemics-Delaware Board of Directors while Vemics was a private company from 2002 through 2005.  The Company’s methodology for calculating the fair value of his services involved multiplying the price of the common stock at the value that shares were being sold by the Company in private transactions (before the Company’s shares were quoted on the Pink Sheets) or at the market closing price on the date of the transaction once the Company began trading on the Pink Sheets.

Between June 30, 2005 and September 27, 2006, Dr. Larry Shemen, a member of our Board of Directors, has invested $120,000 into the Company in exchange for shares of common stock.

ITEM 8   DESCRIPTION OF SECURITIES

Common Stock

We are authorized by our Certificate of Incorporation to issue an aggregate of seventy-five million (75,000,000) shares of capital stock, of which all are shares of Common Stock, par value of $.001 per share (the “Common Stock”).  The following is a summary description of our capital stock and certain provisions of our certificate of incorporation and by-laws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.  The following discussion is qualified in its entirety by reference to such exhibits.

Holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders.  All shares of Common Stock rank equally as to voting and all other matters.  The shares of Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not entitled to cumulative voting rights.  Holders of our Common Stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends.

We have granted “piggyback” registration rights to certain of our private placement investors and consultants, providing that, subject to the certain conditions and limitations set forth in the respective registration rights agreements, whenever we propose to register any shares of our Common Stock on a registration statement filed pursuant to the Securities Act of 1933, as amended, we will include those stockholders’ shares of Common Stock in the registration statement.

Transfer Agent

The transfer agent and registrar for our Common Stock is Pacific Stock Transfer Company.

Anti-Takeover Effects of Provisions of Nevada State Law

We may be or in the future, we may become subject to Nevada’s control share law.  A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation.

The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more.  The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders.  The control share law contemplates that voting rights will be considered only once by the other stockholders.  Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved.  If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares.  The acquiring person is free to sell its shares to others.  If the buyers of those shares themselves do not acquire a controlling interest, the control share law does not govern their shares.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights, is entitled to demand fair value for such stockholder’s shares.

Nevada’s control share law may have the effect of discouraging takeovers of the corporation.  In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations, and “interested stockholders” for three years after the “interested stockholder” first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination in advance.  For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the three previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation.  The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to discourage parties interested in taking control of the Company from doing so if it cannot obtain the approval of our board of directors.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our Common Stock is quoted over-the-counter on the Pink Sheets, LLC (www.pinksheets.com) electronic quotation service for OTC securities under the trading symbol “VMCI,” but is not quoted on the NASD OTC Bulletin Board or NASDAQ, nor listed on any national or regional securities exchange.

The following table sets forth the range of the high and low bid prices by quarter as reported on the over-the-counter market since November 2005, the date our Common Stock was first quoted on the Pink Sheets, LLC.  Quotations from Pink Sheets LLC reflect inter-dealer prices without adjustments for retail markups, markdowns or conversions and may not represent actual transactions.

Quarter-End Date	Low Bid	High Bid
December 31, 2007	$.05	$.30
September 30, 2007	$.27	$.30
June 30, 2007	$.25	$.42
March 31, 2007	$.19	$.45
December 31, 2006	$.11	$.95
September 30, 2006	$.80	$1.35
June 30, 2006	$.98	$1.55
March 31, 2006	$1.10	$2.95
December 31, 2005	$1.51	$3.00

The Securities and Exchange Commission has adopted regulations, which generally define “penny stock” to be any equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.  Our common stock is currently a “penny stock” as defined in the Exchange Act.  As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the common stock.  In addition, the “penny stock” rules adopted by the SEC under the Exchange Act subject the sale of the shares of the common stock to certain regulations which impose sales practice requirements on broker-dealers.  For example, broker-dealers selling such securities must provide, prior to effecting the transaction, their customers with a document that discloses the risks of investing in such securities.  Included in this document are the following:

     ■       The bid and offer price quotes for the penny stock, and the number of shares to which the quoted prices apply,

     ■     The brokerage firm’s compensation for the trade, and

     ■     The compensation received by the brokerages firm’s salesperson for the trade.

In addition, the brokerage firm must send to the investor monthly account statement that gives an estimate of the value of each penny stock in the investor’s account, and a written statement of the investor’s financial situation and investment goals.  These disclosure and other requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities.  The penny stock rules may discourage investor interest in and limit the marketability of our Common Stock.

Holders of our Common Stock

According to our transfer agent, Pacific Stock Transfer, as of December 31, 2007, there were 76 record holders of shares of our Common Stock and additional stockholders held shares in street name.

Dividends

Vemics has not paid any cash dividends to date and does not anticipate or contemplate paying dividends in the near future.  It is our present intention to utilize all available funds for the development of our business.

Securities Authorized for Issuance under Equity Compensation Plans

We did not have any compensation plans under which equity securities were authorized to be issued as of the end of our last fiscal year.  However, on June 6, 2007, our stockholders approved the Vemics, Inc. 2007 Equity Compensation Plan (the “Equity Plan”), which is designed to provide employees, non-employee directors, consultants and advisors with the opportunity to receive grants of stock options and stock awards.  The purpose of the Equity Plan is to give participants an ownership interest in our Company, and to create an incentive to contribute to our economic success.  The Equity Plan authorizes the issuance of incentive stock options, nonqualified stock options and other stock based awards.  There are 6,300,000 shares of Common Stock authorized under the Equity Plan.  As of December 31, 2007, no options to purchase shares of Common Stock have been granted under the Equity Plan.

ITEM 2   LEGAL PROCEEDINGS

Except as disclosed below, we are not involved any legal proceedings:

Vemics, Inc. and Fred Zolla v. Louis Meade, Jr., et al., Case No. 1:06-cv-8716, U.S. District Court, Southern District of NY, commenced October 11, 2006   In this action, Vemics asserts claims against all nine Defendants for declaratory judgment, breach of contract and tortuous interference with business relationship, and against Defendant Louis Meade, Jr. for defamation of Vemics and its CEO, Fred Zolla.  Vemics alleges that the Defendants, led by Defendant Meade, made a host of unfounded allegations of fraudulent misrepresentation and breach of contract against Vemics and Mr. Zolla to coerce Vemics to repay certain note obligations on a schedule faster than that required by the notes and that would wrongfully place Defendants in a position ahead of other similarly situated noteholders.  Vemics further alleges that Defendants' threats and harassment have materially interfered with several lucrative business transactions Vemics negotiated and have defamed Vemics and Mr. Zolla.  Defendants asserted counterclaims for alleged securities law violations, fraudulent inducement, breach of contract, breach of the covenant of good faith and fair dealing, unjust enrichment, and declaratory relief.  On October 1, 2007, counsel for the parties informed the Court that they had “reached an oral settlement agreement, which they were in the process of memorializing in a written settlement document.”  On January 23, 2008, Defendants filed what was styled “Motion to Enforce the Settlement Agreement.”  On February 6, 2008, Vemics and Mr. Zolla filed a responsive brief in which they requested that the Court deny Defendants’ motion, noting that Defendants, not Vemics or Mr. Zolla had breached the settlement agreement.  In addition, Vemics and Mr. Zolla asked the Court to enforce the agreement against Defendants and award Vemics and Mr. Zolla their attorneys’ fees and costs associated with Defendants’ motion.  The motion has now been fully briefed by the parties and is awaiting disposition by the Court.  This legal proceeding is not likely to have a material adverse effect on our operations because the monetary amounts sought by plaintiffs in the settlement agreement are less than the principal and accrued interest under the subject promissory notes as reflected on our balance sheet for the six-month period ending December 31, 2007.
b

Glowpoint Inc. v. Vemics, Inc., Case No. 106433-07, Supreme Court of the State of New York, County of New York, commenced May 1, 2007.  In this action, Glowpoint alleges that Vemics owes $312,346.11 (principal plus interest) plus $62,469.22 in attorney's fees.  Before instituting this legal action, Glowpoint agreed to provide certain internet based communication services to Vemics beginning April 2004.  Vemics was not satisfied with Glowpoint's services and requested certain modifications to those services in order to reduce its costs.  Vemics later asked Glowpoint to discontinue its services.  Glowpoint alleges that there was an agreement with Vemics, whereby, on or about November 16, 2006, Glowpoint delivered certain goods and services to Vemics and, further, that Vemics has not paid them for their goods and services.  Vemics filed an answer denying Glowpoint's claims on July 5, 2007.  Glowpoint has served Vemics with discovery requests that are outstanding. The Company believes that an adverse ruling in this proceeding could have a material adverse effect on our operations given the Company’s limited financial resources as of the date hereof.

ITEM 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

During the fiscal year ended June 30, 2007 and 2006, we engaged Demetrius & Co., LLP as our principal accountant for the purposes of auditing our financial statements.  Prior to the Share Exchange in 2005, we had not previously engaged an accounting firm for the purposes of auditing our financial statements.  There are not and have not been any disagreements between the Company and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4    RECENT SALES OF UNREGISTERED SECURITIES

The Company has sold certain shares of common stock for cash and has issued shares of common stock in exchange for services.  The sale and issuance of the shares of common stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of Section 4(2) and, in other cases, in accordance with Rule 701, as described below.

A.            For the following issuances of our securities, we claimed the exemption from registration set forth in Section 4(2) of the Securities Act and the rules thereunder, as private transactions not involving a public distribution.  The facts we relied upon to claim the exemption include: (i) the purchasers represented that they purchased shares from the Company for investment and not with a view to distribution to the public; (ii) each certificate issued for unregistered securities contains a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities; (iii) the purchasers represented that they were accredited investors and sophisticated and were familiar with our business activities; and (iv) the purchasers were given full and complete access to any corporate information requested by them.

Between January 18, 2006 and June 12, 2007, we issued 9,171,666 shares of our Common Stock and warrants to purchase 1,540,000 shares of Common Stock to Chan Coddington, a member of our Board of Directors and a consultant to the Company, for a total consideration of $3,030,000, and 285,000 shares in exchange for consulting services rendered to the Company.  The consulting services included financial advisory services, insurance advisory services, corporate governance and business development services.  The date of each issuance, number of shares issued and consideration paid are set forth below:

Date	Number of Shares	Total Consideration
1/18/2006	30,000	$30,000 – investment
2/2/2006	30,000	$30,000 – investment
2/17/2006	200,000	$200,000 – investment
3/1/2006	140,000	$140,000 – investment
4/7/2006	120,000	$120,000 – investment
11/10/2006	666,667	$200,000 – investment
12/1/2006	5,000	$4,000 – fee for service
1/31/07	3,333,333	$1,000,000 – investment
4/11/07	1,033,333	$310,000 – investment
6/6/2007	80,000	Board of Directors service 2002 – 2007
6/6/2007	200,000	Consulting Services 2002 – 2005
6/12/2007	3,333,333	$1,000,000 – investment

Between April 10, 2006 and June 6, 2007, we issued 347,633 shares of our Common Stock and warrants to purchase 163,333 shares to Larry Shemen, M.D., a member of our Board of Directors, for a total consideration of $120,000, and 50,000 shares of common stock for Board service.  The date of each issuance, number of shares issued and consideration paid are set forth below:

Date	Number of Shares	Total Consideration
6/30/05	110,966	$50,000 – investment
4/10/06	20,000	$20,000 – investment
9/27/2006	166,667	$50,000 – investment
6/6/07	50,000	Board of directors service 2005-2006

On April 11, 2006 and September 6, 2006, we issued 10,000 shares and 27,000 shares of Common Stock and warrants to purchase 23,800 shares of our Common Stock, respectively, to an unaffiliated investor, for total consideration of $37,000.

Between May 1, 2006 and May 7, 2007, we issued 3,966,667 shares of our Common Stock and warrants to purchase 953,333 shares of our Common Stock to Ronald Bornhuetter, for a total aggregate amount of $1,750,000.  The date of each issuance, number of shares issued and consideration paid are set forth below:

Date	Number of Shares	Total Consideration
6/1/06	800,000	$800,000
9/26/06	1,000,000	$300,000
11/16/06	666.667	$200,000
5/7/07	1,500,000	$450,000

On October 17, 2006, we issued 10,000,000 shares of our Common Stock shares of common stock to the shareholders of NuScribe, Inc., a Delaware corporation, in exchange for 100% of the issued and outstanding shares of NuScribe pursuant to a Stock Purchase Agreement dated as of the same date.

In December 2006, we issued 100,000 shares of our Common Stock for total consideration of $100,000 to two different third party investors for $50,000.

On February 15, 2007, we issued 1,111,112 shares of our Common Stock, and agreed to issue warrants to purchase up to 1,500,000 shares of Common Stock in exchange for the assets of e-Learning Desktop, Inc. (“ELD”).  The issuance of the warrants and the number of shares of Common Stock that may be purchased upon exercise of the warrants is subject to the achievement of certain net revenue targets that the former President of ELD generates on behalf of Vemics.

On March 12, 2007 and June 30, 2007, we issued 350,000 shares and 103,448 share of our Common Stock to Valiant Holding Company Inc. in exchange for investor relations services

Date	Number of Shares	Total Consideration
3/12/07	350,000	$108,500 – Consulting Services
6/30/07	103,448	$30,000—Consulting Services

B.            For the following issuances of our securities, we claimed the exemption from registration set forth in Rule 701 under Section 3(b) of the Securities Act as transactions pursuant to compensatory benefit plan.  The facts we relied upon to claim the exemption include: (i) the aggregate sales price did not exceed the limits contained in Rule 701(d); (ii) the persons accepted the shares for investment and not with a view to distribution to the public; (iii) each certificate issued for unregistered securities contains a legend stating that the securities have not been registered under the Securities Act and setting forth the restrictions on the transferability and the sale of the securities; and (iv) the purchasers were given full and complete access to any corporate information requested by them.

On June 6, 2007, we issued 930,000 shares of our Common Stock to current and past members of our Board of Directors as compensation for their service as Board Members for the 2002-2007 fiscal years, as follows:

Name of Board Member	Number of Shares	Past or Present
Chan Coddington	80,000	Present
Ken Matthews	40,000	Past
Richard Reiss	50,000	Past
Dean Hiltzik	50,000	Past
Paul Alper	80,000	Past
Brian Howell	80,000	Past
Fred & Michelle Zolla	80,000	Present
Rick Marciniak	80,000	Past
Louis Meade, Jr.	25,000	Past
Donald Miller	25,000	Past
Granger Whitelaw	50,000	Past
Robert Millar	65,000	Past
Tom Ucko	50,000	Past
Larry Shemen	50,000	Present
Joseph Valenzano	25,000	Past
Lee Olsen	50,000	Past
Robert Harris	25,000	Past
Brian Groh	25,000	Present

	930,000

On June 6, 2007, 2007, we issued an aggregate of 2,577,409 shares of common stock to the following employees, consultants and advisors and in the following amounts and for the services described:

Name	Number of Shares	Description of Services
Fred & Michelle Zolla	450,000	Compensation for prior service
Craig Stout & Laura Martin-Stout	450,000	Compensation for prior service
Greg MacArthur	70,000	Business Development and Sales
Karl Schlagel	2,409	Business Development and Sales
Fred & Michelle Zolla	400,000	Bonus
Craig Stout & Laura Martin-Stout	450,000	Bonus
Thomas Owens	350,000	Compensation for prior service
Dr. Geoffrey Kalish	130,000	Development of iMedicor website
Jeffrey Hines	75,000	Consulting

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Company’s charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages.  The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except:  (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

The Company’s bylaws provide that the Company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.  The bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with their service to the Company.

However, nothing in our charter or bylaws of the Company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject because of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.  To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

Reports to Security Holders

Before the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.  Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission (“SEC”).

The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

PART F/S

 ITEM 1.  INDEX TO FINANCIAL STATEMENTS

Vemics, Inc.

Page
Independent Auditors’ Report	F-1
F-3
Consolidated Balance Sheets:
December 31, 2007
June 30, 2007

Consolidated Statements of Operations:	F-4
Six months ended December 31, 2007 and 2006
Years ended June 30, 2007 and 2006

Consolidated Statements of Changes in Stockholders’ Equity/(Deficiency):	F-5
Six months ended December 31, 2007 and 2006
Years ended June 30, 2007 and 2006

Consolidated Statements of Cash Flows:	F-6 to F-7
Six months ended December 31, 2007 and 2006
Year ended June 30, 2007 and 2006

Notes to Financial Statements	F-8 to F-20

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vemics, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Vemics, Inc. and Subsidiary as of June 30, 2007 and the related consolidated statements of operations, stockholders’ equity (deficiency) and statements of cash flows for the two-year period then ended.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vemics, Inc. as of June 30, 2007 and the results of operations and its cash flows for each of the two years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As more fully described in Note 2 to the consolidated financial statements, the Company has incurred operating losses since its inception, which raises substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/S/ DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
January 29, 2008

VEMICS, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND JUNE 30, 2007

	12/31/2007	6/30/2007
ASSETS	unaudited
Current assets:
Cash and cash equivalents - interest bearing	$208,278	$505,668
Accounts receivable, net of allowance for doubtful accounts of $-0-
at both December 31, 2007 and June 30, 2007, respectively	404,742	228,822

Total Current Assets	613,020	734,490

Property and equipment, net	89,875	121,314

Goodwill	9,681,673	9,681,673

Total Assets	$10,384,568	$10,537,477

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Notes payable - banks	$904,007	$299,980
Current maturity of capital lease obligations	-	5,896
Short-term notes payable	2,202,984	1,451,125
Accounts payable and accrued expenses	1,644,187	1,151,004
Deferred income	328,816	149,338

Total Current Liabilities	5,079,994	3,057,343

Other long-term liabilities
Long-term notes payable	-	277,622

Total Other Long-Term Liabilities	-	277,622

Total Liabilities	5,079,994	3,334,965

Stockholders' Equity
Common stock, par value $.001 per share, authorized 75,000,000
Issued and outstanding: 50,609,450 shares at December 31, 2007
and June 30, 2007	50,609	50,609
Additional Paid in Capital	22,981,769	22,981,769
Less: Treasury stock, 368,407 shares at both December 31, 2007
and June 30, 2007	(508,195)	(508,195)
Accumulated deficit	(17,219,609)	(15,321,671)

Total Stockholders' Equity	5,304,574	7,202,512

Total Liabilities and Stockholders' Equity	$10,384,568	$10,537,477

	For the six	For the six	For the	For the
	months ended	months ended	Year Ended	Year Ended
	12/31/2007	12/31/2006	6/30/2007	6/30/2006
	unaudited	unaudited

Revenues	$307,567	$586,523	$941,756	$693,574

Cost of Services	58,616	182,173	399,267	-

Gross Profit	248,951	404,350	542,489	693,574

Expenses:
Stock issued for fees and services	-	5,000	643,000	383,000
Consulting, commissions and travel	830,565	699,980	1,909,098	484,168
Operational fees and expenses	516,589	249,989	627,233	548,957
Professional fees	147,454	232,157	478,125	218,840
Payroll and related taxes	787,287	638,296	1,334,810	486,363
Depreciation and amortization	33,544	43,051	71,885	95,253
Research and development	82,762	24,900	98,209	-
Bad debt expenses	-	17,850	59,528	78,626
Production, advertising, brochures and public relations	290,741	24,150	99,898	54,298

Total Expenses	2,688,942	1,935,373	5,321,786	2,349,505

Loss before other expenses	(2,439,991)	(1,531,023)	(4,779,297)	(1,655,931)

Other Income/(Expenses:)
Interest income	993	1,604	2,714	476
Interest expense	(108,940)	(69,728)	(157,786)	(131,892)
Total Other Income/(Expenses)	(107,947)	(68,124)	(155,072)	(131,416)

Loss before extraordinary item	(2,547,938)	(1,599,147)	(4,934,369)	(1,787,347)

Extraordinary item - litigation, net of expenses and taxes	650,000	-	-	-

Net loss available to common stockholders	$(1,897,938)	$(1,599,147)	$(4,934,369)	$(1,787,347)

Net loss per share, basic and diluted, before extraordinary item	$(0.05)	$(0.06)	$(0.13)	$(0.09)

Net loss per share, basic and diluted, extraordinary item net	$0.01	$-	$-	$-

Net loss per share, available to common stockholders	$(0.04)	$(0.06)	$(0.13)	$(0.09)

Weighted average number of shares, basic and diluted	50,609,450	29,049,815	37,008,998	20,020,000

							TOTAL
				ADDITIONAL			STOCKHOLDERS'
			TREASURY	PAID IN	TREASURY	ACCUMULATED	EQUITY/
DESCRIPTION	SHARES	AMOUNT	SHARES	CAPITAL	STOCK	DEFICIT	DEFICIENCY
Balance as of June 30, 2005	16,694,517	$16,695	(368,407)	$6,095,096	$(208,195)	$(7,264,590)	$(1,360,995)

Issuance of common stock	1,400,966	1,401		1,498,599			1,500,000

Exchange of common stock for notes payable					(300,000)		(300,000)

Issuance of stock for fees/services	850,000	850		382,150			383,000

Stock for stock exchange	4,400,000	4,400		(4,400)			-

Deemed Common Stock Dividend upon issuance of warrants				670,490		(670,490)	-

Net loss						(1,787,347)	(1,787,347)
Balance as of June 30, 2006	23,345,483	23,346	(368,407)	8,641,936	(508,195)	(9,722,427)	(1,565,341)

Issuance of common stock	11,986,998	11,987		3,625,013			3,637,000

Issuance of stock for fees/services	4,165,857	4,165		638,835			643,000

Acquisition of NuScribe Inc. for stock	10,000,000	10,000		8,990,000			9,000,000

Acquisition of e-Learning Desktop for stock	1,111,112	1,111		421,111			422,222

Deemed Common Stock Dividend upon issuance of warrants				664,875		(664,875)	-

Net loss						(4,934,369)	(4,934,369)
Balance as of June 30, 2007	50,609,450	50,609	(368,407)	22,981,769	(508,195)	(15,321,671)	7,202,512

Net loss						(1,897,938)	(1,897,938)
Balance as of December 31, 2007, (unaudited)	50,609,450	$50,609	$(368,407)	$22,981,769	$(508,195)	$(17,219,609)	$5,304,574

	For the six	For the six	For the	For the
	months ended	months ended	Year Ended	Year Ended
	12/31/2007	12/31/2006	6/30/2007	6/30/2006
	unaudited	unaudited
Cash Flows From Operating Activities
Receipts from customers	$311,125	$333,501	$1,155,919	$366,279
Payments to suppliers, salaries	(2,219,125)	(1,587,862)	(4,515,402)	(2,025,483)
Other income received	650,000	-
Interest received	993	1,604	2,714	476
Interest paid	(27,695)	(21,952)	(64,174)	(50,368)
Bad debt expense	-	-	(59,528)
Taxes paid	(1,706)	-	-	(2,375)
Net Cash Used in Operating Activities	(1,286,408)	(1,274,709)	(3,480,471)	(1,711,471)

Cash Flows Used in Investing Activities
Purchase of fixed assets	(2,105)	(9,621)	(28,215)	(33,524)
Net Cash Used in Investing Activities	(2,105)	(9,621)	(28,215)	(33,524)

Cash Flows From Financing Activities
Payments on capital lease obligations	(5,896)	(23,626)	(47,291)	(31,238)
Payments on notes payable	(65,481)	-	(18,604)	-
Short term loans	1,062,500	13,000	-	445,000
Sale of common stock	-	877,000	3,637,000	1,500,000
Net Cash Provided by Financing Activities	991,123	866,374	3,571,105	1,913,762

Net Increase/(Decrease) in Cash	(297,390)	(417,956)	62,419	168,767

Cash at the Beginning of Period	505,668	443,249	443,249	274,482

Cash at End of Period	$208,278	$25,293	$505,668	$443,249

	For the six	For the six	For the	For the
	months ended	months ended	Year Ended	Year Ended
	12/31/2007	12/31/2006	6/30/2007	6/30/2006
	unaudited	unaudited
Reconciliation of Net Loss to Net Cash
Used by Operating Activities
Net loss	$(1,897,938)	$(1,599,147)	$(4,934,369)	$(1,787,347)
Adjustments to reconcile net income/(loss) to net cash
used by operating activities:
Depreciation & amortization	33,544	43,051	71,886	95,253
Stock issued for accrued consulting fees	-	5,000	643,000	383,000
Goodwill attributed to liabilities acquired	-	-	(259,450)	-
Changes in:
Trade receivables	(175,920)	(206,717)	64,825	(248,669)
Other receivable	-	-	-	-
Inventory	-	-	64,085	(64,085)
Prepaid expenses	-	90,000	90,000	(90,000)
Accounts payable and accrued expenses	493,184	289,734	536,602	(81,146)
Accrued interest payable	69,744	36,275	47,612	35,523
Convertible debentures - accrued interest	11,500	11,500	46,000	46,000
Deferred income	179,478	55,595	149,338	-
Net Cash Used by Operating Activities	$(1,286,408)	$(1,274,709)	$(3,480,471)	$(1,711,471)

Supplemental disclosures:
Schedule of Noncash Investing and financing Transactions:
Exchanged stock for assets and liabilities of
e-Learning Desktop	$-	$-	$681,673	$-
Exchanged stock for stock for NuScribe, Inc.	$-	$9,000,000	$9,000,000	$-
Exchanged stock to note payable	$-	$-	$-	$300,000
Deemed Common Stock Dividend upon issuance of warrants			$664,875	$670,490
Accrued consulting fees exchanged
for common stock	$-	$5,000	$643,000	$383,000

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

1.             NATURE OF OPERATIONS

Vemics, Inc. (the “Company”) was organized on July 17, 2001 as a Delaware corporation.  The Company is engaged as a visual communications hosted service providing the ability to end users to replicate the same dynamic of a live business meeting or classroom.  Vemics has developed a proprietary user interface that sits on top of a technology platform that is built on a series of licensing agreements that, in total enables real time, interactive instructor-led courses or business meetings to be delivered via easily accessible, broadband connections to our servers using standard off the shelf modern computers.

Vemics delivers live, instructor-led courses, from “best of Class” content providers, directly to its clients in a replication of a fully functional live classroom environment.  The Vemics system allows teachers to see and hear students live, students can see and hear teachers live, and students can see and hear each other live, all of which is controlled at the teacher station.  In addition, Vemics provides this hosted service as both a classroom and business meeting application.

NuScribe™, Inc. is a developer of voice recognition software applications and web-based productivity tools for the medical, pharmaceutical and healthcare industries.  NuScribe SMR™, NuScribe’s flagship product, is a web-based, speech-enabled medical documentation system that helps medical professionals save time, increase revenue and cut costs while streamlining the entire medical transcription process.  The system enables physicians to create, edit, sign and dispatch patient notes, electronic medical records, prescriptions, referral letters and more.  NuScribe’s document templates, voice marcos and patient-specific fields, customized for the physician, greatly reduce physical dictation time and costs.

On October 10, 2007, Vemics launched iMedicor – the health industry’s first, free, HIPAA compliant online personal health data exchange and secure messaging portal for physician collaboration, community and referrals.  HIPAA, which stands for the American Health Insurance Portability and Accountability Act of 1996, is a set of strict rules to be followed by doctors, hospitals and other health care providers concerning the handling and privacy protection of vital patient medical data.

Through iMedicor, physicians will be able to securely communicate with other doctors, sharing HIPAA compliant patient files, records and images quickly and safely.  The portal can also help doctors tap corresponding services from other professionals in the medical industry.  Moreover, the portal environment allows for fundamental document creation and management tasks in a user-friendly, online environment.  Costly transcription services and tedious handwritten documentation can actually be eliminated through iMedicor’s voice recognition advanced technology.  iMedicor will also be a repository for Certified Continuing Medical Education courses and non-certified and product specific educational resources made available to any registered member on a non-intrusive opt in basis.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation and Basis of Presentation

On November 8, 2005 OMII Corp. acquired all the shares of Vemics, Inc. the Delaware Corporation in an exchange of stock transaction and it became a 100% owned subsidiary of OMII.  The name of OMII was then changed to Vemics, Inc., a Nevada corporation (see Note 3 for details).  The acquisition was accounted for as a reverse acquisition, no goodwill or other intangible assets have been recorded.  Vemics, Inc. the Delaware Corporation has been treated as the “Acquirer” of OMII for financial reporting purposes as it shareholders control more then 50% of the post transaction of the combined company.  Therefore, the accompanying presentation presents the historic financials of Vemics, Delaware, the accounting acquirer.

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Unaudited Interim Results

The accompanying unaudited interim consolidated balance sheet as of December 31, 2007, the statements of operations, and cash flows and statement of stockholders’ deficiency for the six months ended December 31, 2007 and 2006 are unaudited.  The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of December 31, 2007 and results of operations and cash flows for the six months ended December 31, 2007 and 2006.  The results of operations for the six months ended December 31, 2007 and 2006 are not necessarily indicative of the results to be expected for the year ending June 30, 2007 or for any other interim period or for any other future year.

Going Concern

From inception through June 30, 2005, the Company had been in the development stage, devoting substantially all of its efforts to research and development of its technologies, acquisition of equipment and raising capital.  The Company has incurred operating losses to date and has an accumulated deficit of approximately $15,983,000 and $15,322,000 at December 31, 2007 and at June 30, 2007, respectively.  The Company’s activities have been primarily financed through convertible debentures, private placements of equity securities and capital lease financing.  The Company intends to raise additional capital through the issuance of debt or equity securities to fund its operations.  The financing may not be available on terms satisfactory to the Company, if at all.  However, no formal commitments or arrangements to advance or loan funds to the Company or repay any such advances or loans exist.  There is no legal obligation for either management or significant stockholders to provide additional future funding.
Basis of Accounting

The accompanying consolidated financial statements include the accounts of Vemics, Delaware and OMII Corp. (now Vemics, Inc).  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.  Significant accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows are summarized below.

Cash Equivalents

Money market funds and investment instruments with original maturities of ninety days or less are considered cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable.

As of December 31, 2007 and June 30, 2007, the Company had cash balances at a certain financial institution in excess of federally insured limits.  However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.  The Company mitigates this risk by depositing its cash in high quality financial institutions

To reduce credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition but does not generally require collateral.  Approximately 87% (Distance Technology and Learning, EP Global Communications, Mass Mutual and University of Miami) and 76% (Distance Technology and Learning and EP Global

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Concentrations of Credit Risk – continued

Communications, Inc.)  of the accounts receivable balances represent amounts due at December 31, 2007 and June 30, 2007, respectively.  At December 31, 2007 and June 30, 2007, accounts receivables of approximately $351,000 and $175,000, respectively were from such customers.

Approximately 54% and 68% of sales represents amounts sold to 5 customers (Mass Mutual, Pennsylvania Technical & Training Assistance, McCullough Medical Group, University of Miami and EP Global Communications) and 3 customers (Mass Mutual, Pennsylvania Technical & Training Assistance and University of Miami) for the six months period ending December 31, 2007 and 2006 and approximately 40% and 89% of all sales represents amounts sold to 5 customers (Distance Technology and Learning, Pennsylvania Technical & Training Assistance, Allegheny General Hospital, Cannon Financial Institute, Inc. and EP Global Communications, Inc.) and 4 customers (Cannon Financial Institute, Inc., EP Global Communications, Inc, Pro Poker School and Sytex) for the years ended June 30, 2007 and 2006, respectively.

The Company has historically provided financial terms to customers in accordance with what management views as industry norms.  Financial terms, for credit –approved customers, are generally on a net 30-61 day basis, though most customers are entitled to a prompt payment discount.  Management periodically and regularly reviews customer account activity in order to assess the adequacy of allowances for doubtful accounts, considering such as economic conditions and each customer’s payment history and creditworthiness.  If the financial condition of our customers were to deteriorate, or if they were otherwise unable to make payments in accordance with management’s expectations, we might have to increase our allowance for doubtful accounts, modify their financial terms and/or pursue alternative collection methods.

Inventory

Inventory consists of finished goods and is stated at the lower of cost or market.

Property, Equipment and Depreciation

Property and Equipment are recorded at their historical cost.  Depreciation and amortization are provided for by straight-line method over the useful lives of the assets, which vary from five to seven years.  Cost of repairs and maintenance are charged to operations in the period incurred.

Goodwill and Other Intangible Assets

The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level.  If impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded.  Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

The Company has evaluated the goodwill for impairment as of December 31, 2007 utilizing present value method to projected cash flows and concluded that no impairment has occurred.

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Acquisitions

Assets acquired and liabilities assumed in business combinations were recorded on the Company’s Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates.  The results of operations of businesses acquired by the Company have been included in the Statements of Consolidated Earnings since their respective dates of acquisition.  The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.  In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions.  Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount of the asset exceeds the fair value of the asset.

Fair Value of Financial Instruments

Management believes that the carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments.  The carrying amount of the Company’s long-term debt also approximates fair value, based on market quote values (where applicable) or discounted cash flow analyses.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes.  Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.  Valuation allowances are established when it is necessary to reduce deferred income tax assets to the amount, if any, expected to be realized in future years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates.

Revenue recognition

The Company anticipates having four sources of income.  The primary revenue will be generated through the delivery of sponsored educational programs in the Medical, Financial and Legal markets.  The second source of revenue is the licensing of “seats” on our hosted service.

The Company will also provide consulting help desk and instructional design services to customers and will bill as consultation and other services are rendered.

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The installations of hardware and software systems will be earned after installation has been completed.  The company records revenue in accordance with Statement of Position 97-2 “Software Revenue Recognition” (“SOP 97-2”) issued by the American Institute of Certified Public Accountants (as modified by Statement of Position 98-9) and SEC Staff Accounting Bulletin 104 “Revenue Recognition” (“SAS 104”) regarding revenue recognition in financial statements.  SOP 97-2 provides additional guidance with respect to multiple element arrangements; returns, exchanges and platform transfer rights; resellers; funded software development arrangements and contract accounting.

Maintenance or monitoring revenue that is bundled with an initial license fee is deferred and recognized ratably over the contract time period.  We have established guidelines on all undeliverable elements of the user license and software arrangements, which consist of maintenance, monitoring and, at times, training and consulting.

The Company is also an independent software vendor (ISV) and generates revenue from software sales and related hardware requirements, including support and maintenance, and consulting services.  The Company has a contract with a value-added reseller (VAR).  The Company’s contracts with the VAR that does not include special considerations such as rights of return, stock rotation, price protection and special acceptance or warranty provisions.  The Company recognizes revenue for software license sales in accordance with Statement of Position 97-2 Software Revenue Recognition.  The Company exercises judgment in connection with the determination of the amount of software and services revenue to be recognized in each accounting period.  The nature of each licensing arrangement determines how revenues and related costs are recognized.

The standard single user license includes a Dell Inspiron D520 Laptop 1.6 ghz, one GB RAM, microphone and includes on-line training, telephone support and upgrades for 1 year.  Revenue for shipping and handling are included within the Equipment and Consulting revenue and the related costs are included in cost of revenue in the accompanying consolidated statements of operations.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts from estimated losses resulting from the potential inability of certain customers to make required future payments on amounts due us.  Management determines the adequacy of this allowance by periodically evaluating the aging and past due nature of individual customer accounts receivable balances and considering the customer’s current financial situation as well as the existing industry economic conditions and other relevant factors that would be useful towards assessing the risk of collectability.  If the future financial condition of our customers were to deteriorate, resulting in their inability to make specific required payments, additions to the allowance for doubtful accounts may be required.  In addition, if the financial condition of our customers improves and collections of amounts outstanding commence or are reasonably assured, then we may reverse previously established allowances for doubtful accounts.

Advertising costs

Advertising costs are reported in selling, general and administrative expenses and include advertising, marketing and promotional programs.  As of June 30, 2007 and 2006, all of these costs were charged to expenses in the period or year in which incurred.  Advertising costs for the six months ended December 31, 2007 and 2006 were $290,741 and $14,101, respectively.  Advertising costs for the years ended June 30, 2007 and 2006 were $70,703 and $43,422, respectively.

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Research and Development

Research and development costs are expensed as incurred.  Total research and development costs for the six months ended December 31, 2007 and 2006 were approximately $82,762 and $-0-, respectively, and for the years ended June 30, 2007 and 2006 were approximately $98,000 and $-0-, respectively.  The website for iMedicor™ became operational in October 2007 and accordingly expenses are now capitalized.

Common stock

Common stock refers to the $.001 par value capital stock as designated in the company’s Certificate of Incorporation.  Treasury stock is accounted for using the cost method.  When treasury stock is reissued, the value is computed and recorded using a weighted average basis.

Net earning (loss) per share

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings per Share.  Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase.  Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible notes in the weighted-average number of common shares outstanding for a period, if dilutive.  All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123, Share-Based Payment.  SFAS 123 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services.  Under SFAS 123, companies are no longer able to account for share-based compensation transactions using the intrinsic method in accordance with APB No. 25, Accounting for Stock Issued to Employees.  Instead, companies are required to account for such transactions using a fair-value method and to recognize compensation expense over the period during which an employee is required to provide services in exchange for the award.

3.            SHAREHOLDERS’ EQUITY (DEFICIENCY)

Common stock

The Company as of December 31, 2007 and June 30, 2007 had a total of 50,609,450 shares outstanding.  There are an additional 368,407 shares in Treasury Stock as of December 31, 2007 and June 30, 2007.  On June 6, 2007, the Board of Directors approved the issue of 930,000 shares of restricted stock to current and past members of the Board of Directors, and issued another 2,777,409 to certain employees, consultants and advisors.

Warrants

As of June 30, 2007, the Company has 6,385,086 shares of Common Stock reserved for issuance upon exercise of warrants to various shareholders and service providers.  These warrants have an expiration date of five years from their date of issuance and expire at various dates through February 2010.  Each warrant will entitle the holder thereof to purchase one share of Common Stock at an exercise price ranging from $.60 to $1.50 per share.  Management has not assigned a value to these warrants, as it is not practicable to estimate fair value for these financial instruments.  It also reserves the rights to redeem the warrants at $.10 per warrant if there is a subsequent initial public offering and market value per share meets certain levels.

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

3.             SHAREHOLDERS’ EQUITY (DEFICIENCY) - continued

Related Party Transactions

There is one member of our Board of Directors since 2002 who is the largest individual investor in the Company, having invested $3,681,200 to date (or $3,733,254 when including accrued interest on convertible debt that was converted to equity).  He currently owns 13,699,237 shares of common stock and has the right to acquire 2,896,140 additional shares of common stock pursuant to currently exercisable warrants.

This board member received 200,000 shares of common stock on June 6, 2007 in exchange for consulting services he provided to the Company.  These services included financial advisory services, insurance advisory services and corporate governance, as well as for making introductions to potential clients and investors and other related business matters to the Company.  In addition, on June 6, 2007, this board member received 80,000 shares for his service to the Vemics-Delaware Board of Directors while Vemics was a private company from 2002 through 2005.  The Company’s methodology for calculating the fair value of his services involved multiplying the price of the common stock at the value that shares were being sold by the Company in private transactions (before the Company’s shares were quoted on the Pink Sheets) or at the market closing price on the date of the transaction once the Company began trading on the Pink Sheets.

Recapitalization

The Company had an exchange of stock of 2.21932 shares of OMII Corp. a Nevada corporation, the acquiring company, for one share of Vemics, Inc. a Delaware corporation on November 8, 2005.   The surviving company changed its name to Vemics, Inc. and the management of the new company became the responsibility of the original Vemics, Inc., the Delaware Corporation.

Vemics, Inc. a Delaware corporation exchanged shares of outstanding common stock on December 1, 2004 at 500 to 1.  As a result of that exchange, the shares outstanding of approximately 6,446 shares were exchanged for 3,222,985 of new shares of common stock.  Additional shares of 109,863 were issued and exchanged to protect original shareholders from an anticipated offering of common stock at a purchase price of $1.00 and a warrant to purchase one share of Common stock at an exercise price of $1.50 per share.  There were 6,374 additional shares exchanged at 500 to 1 for 3,187,000 of new shares of common stock.

4.            PROPERTY, EQUIPMENT AND PURCHASED SOFTWARE

Depreciation and amortization expense for the three months ended December 31, 2007 and 2006 were $33,544 and $43,051, respectively and for the years ended June 30, 2007 and 2006 were $71,885 and $95,253, respectively.  The cost and related accumulated depreciation of disposed assets are removed from the applicable accounts and any gain or loss is included in income in the period of disposal.

Property, equipment and purchased software are stated at cost and consist of the following:

	12/31/2007	6/30/2007
Furniture and fixtures	$2,600	$2,600
Software	$72,430	$72,430
Equipment	$391,826	$389,721
	$466,856	$464,751
Less Accumulated Depreciation & Amortization	$(376,981)	$(343,437)
	$89,875	$121,314

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

5.             SHORT TERM NOTES PAYABLE

The Company has borrowed $20,000 from one member of the Board of Directors, at a rate of interest of 4% per annum payable for a total amount due including accrued interest of $22,400 and $22,000 as of December 31, 2007 and June 30, 2007, respectively.  The funds were borrowed in December 2004 with the intention of repaying this lender with the anticipation of raising sufficient funds from a Private Placement Offering.

The Company has borrowed $487,024 and $11,716 as of December 31, 2007 and June 30, 2007, respectively from one member of the board of directors at a rate of interest is at 4%.  The funds were borrowed recently with the intention of repaying this lender with the anticipation of raising sufficient funds in the near future.

Payments related to the short-term notes payable is comprised of the following:

	12/31/2007	6/30/2007
Short-term note payable	$509,424	$33,716
Short-term portion of long-term note payable	$288,110	$20,566
Note payable banks	$904,007	$299,980
Convertible debenture - 17.98%	$150,000	$150,000
Convertible debenture – 8%	$748,891	$725,891
Convertible debenture – 10% - 12%	$506,559	$520,952

Total Short-term notes payable	$3,106,991	$1,751,105

6.             LONG TERM NOTE PAYABLE

On October 20, 2005, the Company agreed to repurchase shares of several shareholders referred to as the Wellbrock Group, that was exchanged for a three year balloon note for $300,000 to be amortized over ten years at 8%.The shares of stock are to be held in escrow until the notes are completely paid.  If there are any late payments per the payment schedule, the shares are to be released from escrow and to revert back to the original shareholders.  An additional payment of $10,000 to satisfy legal fees incurred was paid by the Company in two installments of $5,000 in October 2005 and January 2006.  As of December 31, 2007and June 30, 2007 the amounts owed were $288,110 and $298,188, respectively.  The first ten monthly payments of principal and interest are to be in installments of $1,000 and the remaining 26 payments are to be installments of $3,639.83.  The balloon payment of $272,076 is payable on November 1, 2008.

Payments related to the long-term note payable described above are as follows:

	12/31/2007	6/30/2007
2007	$-0-	$20,566
2008	$288,110	$277,622

Total	$288,110	$298,188

   17.98% - Convertible debenture – Payable on September 30, 2004

On December 19, 2001, the Company issued a $100,000 Convertible Debenture.  The original note was to be paid back at quarterly intervals for $18,500 starting September 2002 until completed for a total of $150,000.  The note has been revised to accrue interest of $50,000 through September 30, 2004 the original due date.  The effective interest rate is 17.98%.

   The debenture was to begin to be paid in January 2007 over a period of 18 months at a monthly amount of $8,333.
   The bondholder has agreed to no additional interest beyond September 30, 2004.  Vemics is in breach of this

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

7.             CONVERTIBLE DEBENTURES – continued

17.98% - Convertible debenture – Payable on September 30, 2004 - continued

At any time, the Debenture is convertible into common shares at a conversion price of $500 per share.

Convertible Debenture – 8%

From the time period of July 31, 2003 through June 30, 2004, the Company issued a total of $905,500 Convertible Debentures.  Interest on the unpaid balance of the Debentures is calculated at the rate of 8% per annum and unless the Debenture is converted to common stock as described below; such interest is payable by January 1, 2008 (the "Maturity Date") or the earlier prepayment of the Debenture.

On October 1, 2004, accrued interest of $9,472 and $330,500 of Debentures were converted into 1,509,138 of common shares.  There is remaining $575,000 of Debentures and accrued interest of $173,891 and $150,891 as of December 31, 2007 and June 30, 2007, respectively; payments related to the convertible debenture described above are as follows:

	12/31/2007	6/30/20007
2008	$575,000	$575,000
Total	$575,000	$575,000

Convertible Debenture – 10% and 12%

Since September 1, 2005, the Company has issued a total of $445,000 Convertible Debentures.  Interest on the unpaid balance of the Debentures is calculated at the rate of 10% per annum and unless the debenture is converted to common stock such interest and principal is payable by November 30, 2006 (the “Maturity Date”) or the earlier prepayment of the Debenture.  On November 29, 2006 Vemics exercised its option to extend the maturity of the note to November 30, 2007.  As part of the maturity extension, the interest on the note was changed to 12% beginning December 1, 2006 to November 30, 2007.

This Debenture is convertible to one share of Common Stock at $1.00 per share and one warrant at $1.00.

As of December 31, 2007 and June 30, 2007 there were outstanding Debentures of $395,000 and $445,000 respectively.  On December 31, 2007 and June 30, 2007 there was accrued interest of $111,559 and $75,952, respectively.  This debenture is included in Short Term Notes Payable.

Payments related to the Convertible Debentures described above are as follows:

	12/31/2007	6/30/20007
2008	$395,000	$445,000
Total	$395,000	$445,000

8.             BANKS - LINE OF CREDIT

The Company has a $300,000 secured working capital line of credit of which $100,000 is guaranteed by a shareholder (and is also a member of the board of directors) with Somerset Hills Bank payable on October 5, 2006.  On October 6, 2007, the Line of Credit was extended to October 5, 2008.  On February 12, 2007, the Company invested in a six month Certificate of Deposit with an interest rate of 4.64% with the bank and this security acts as collateral for the remaining $200,000 line of credit.  The terms of the promissory note is at rate referred to as independent index, which is the Prime Rate, as published in The Wall Street Journal (the “index”) plus .5% rounded up to the nearest 0.125%.  The rate of interest for December 31, 2007 and June 30, 2007 was 7.25% and 8.25%, respectively.  As of June 30, 2007 the outstanding balance was $299,980.  There was no interest due as of June 30, 2007.

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

8.             BANKS - LINE OF CREDIT - continued

The Company has a $600,000 secured working line of credit as of September 21, 2007 of which $600,000 is guaranteed by a shareholder (and is also a member of the board of directors) with Citibank NA payable on December 31, 2007.  On December 27, 2007, the Line of Credit was extended to December 31, 2008.  As of December 31, 2007, the outstanding balance was $600,000 plus accrued interest of $-0-.  The promissory note is at a rate referred to as the lender’s base rate plus .5%.  The rate of interest for December 31, 2007 was 7.75%.

9.             CAPITAL LEASES

Future minimum lease payments and purchase options under capital leases are:

	12/31/2007	6/30/2007

2007	$-0-	$7,845
Total	-0-	7,845
Less: Amount representing Interest	-0-	1,949
Present Value of Minimum Lease Payments
And Purchase Options	-0-	5,896
Less: Current Portion	-0-	5,896

Long term portion	$-0-	$-0-

10.           STOCK ISSUED IN LIEU OF MANAGEMENT FEE

Vemics had defaulted on an agreement to pay Valiant Holdings Company $30,000 in total consulting fees that were to be paid monthly at $2,000 beginning April 1, 2007 until they were fully paid.  As a result of this default, a settlement was agreed to in which Vemics issued 350,000 shares of stock in lieu of paying the $30,000 in fees.  As of June 30, 2007, 300,000 shares were issued and 50,000 still needed to be issued.  The books and records reflect as if the 50,000 were issued.

11.           RENT

The Company has a three-year office lease terminating on March 31, 2009 located in Austin, TX resulting from the acquisition of NuScribe, Inc.  The Company has paid total rent expenses of $19,508 and $-0- for the six months ended December 31, 2007 and 2006, respectively, and $48,168 and $14,367 for the years ended June 30, 2007 and 2006, respectively.

The Company has used a customer’s office space (EP Global Communications, Inc.) for its operations on as needed basis.  The Company has paid $-0- for both the three months ended December 31, 2007 and 2006, and $-0- and $14,367 for the years ended June 30, 2007 and 2006, respectively.

Related Party Transactions

Total rent expense paid to various related parties for the three months ended December 31, 2007 and 2006 were $2,296 and $-0-, respectively; and for the years ended June 30, 2007 and 2006 were $4,796 and $10,000, respectively.

Future minimum lease payments under the office lease agreement are:
	12/31/2007	6/30/2007
2008	$20,405	$40,606
2009	30,913	30,913

Total	$51,318	$71,519

VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

12.           DEEMED COMMON STOCK DIVIDEND

During the years ended June 30, 2007 and 2006, the Company issued 2,217,467 and 930,000 common stocks warrants, respectively, in connection with the sale of its common stock.  The warrants were fair valued at their respective grant dates using Black Scholes Model and as a result were shown as a deemed dividend in effect as a reduction to the net income (loss) and as an addition to Additional Paid In Capital.  The deemed dividends for the years ended June 30, 2007 and 2006 were $664,875 and $670,490, respectively.  For the years preceding June 30, 2006, there were a total of 3,224,619 common stocks warrants issued in connection with the sale of its common stock.  Using the Black Scholes Model for these previously issued warrants it was determined that the values are zero.

13.           INCOME TAXES
	12/31/2007	6/30/2007
Taxes on income include provision (benefits) for:
Federal income taxes	$-0-	$-0-
State and local income taxes	-0-	-0-
Total	$-0-	$-0-

Taxes on income are comprised of:
Current	$-0-	$-0-
Deferred	-0-	-0-
Total	$-0-	$-0-

The Company did not have a current or deferred provision for income taxes for the period from inception July 21, 2001 to December 31, 2003.  Deferred tax assets comprise the following at December 31, 2007, June 30, 2007, December 31, 2006 and June 30, 2006.  At December 31, 2007, June 30, 2007, December 31, 2006 and June 30, 2006 the Company had net operating loss (NOL) carry forwards of approximately $10,915,000, $9,020,000 $7,002,000 and $4,728,000, respectively.  Utilization of NOL carry forward may be limited under various sections of the Internal Revenue Code depending on the nature of the Company’s operations.

	12/31/2007	6/30/2007	12/31/2006	6/30/2006
Operating loss carry forwards	$1,896,000	$2,402,000	$1,594,000	$1,259,000
Valuation allowance	(1,896,000)	(2,402,000)	(1,594,000)	(1,259,000)
Net Deferred Tax Asset	$-0-	$-0-	$-0-	$-0-

14.           2007 EQUITY COMPENSATION PLAN

Effective June 6, 2007, Vemics 2007 Equity Compensation Plan authorized 6,300,000 shares to be available to provide designated employees of the Company and its parents and subsidiaries, certain consultants and advisors who perform services for the Company or its parents or subsidiaries, and non-employee members of the Board of Directors of the Company (the “Board”) with the opportunity to receive grants of incentive stock options, nonqualified stock options and stock awards.  The Company believes that the Plan will reward participants for past services to the Company and encourage participants to contribute to the growth of the Company, thereby benefiting the Company’s shareholders, and will align the economic interests of the participants with those of the shareholders.  As of September 30, 2007, no shares have been issued.

15.          ACQUISITIONS

On October 16, 2006, the Company acquired all of the shares of NuScribe™, Inc.  The transaction is valued at $9 million in an all-stock transaction with Vemics’ stock valued at $.90 per share (issued 10 million shares valued at $.90 per share, per the market price).  The value of $9 million was assigned to goodwill.  NuScribe™, Inc. is a developer of voice recognition software applications and web-based productivity tools for the medical, pharmaceutical and healthcare industries.

 VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

15.           ACQUISITIONS – continued

The initial interest in NuScribe was the potential for combining our LiveAccess software with their NuScribe SMR software.  After several discussions based on this alone, the concept of iMedicor was presented to us.  We immediately saw the long-term value of this product and the potential for rapid growth and new revenue streams based on the successful implementation of the iMedicor portal, and this became the primary reason for our continued pursuit of the acquisition.  The purchase price reflects our valuation of the concept of iMedicor, based on our own intuitions as well as those of our Board of Directors and certain other related parties with knowledge of the healthcare industry.

On February 15, 2007, Vemics acquired certain assets and liabilities of e-Learning Desktop Inc. (ELD) a technology Company based in British Columbia, Canada that has developed a learning platform that provides a safe, technology-based shortcut to a western education via an online virtual classroom for students worldwide.  The transaction was valued at $681,673 including assumption of liabilities of $259,450 and 1,111,112 shares of our Common Stock valued at $.38 (per the market price on date of acquisition), which resulted in recorded goodwill of $681,673.

15.a         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 2007

The Company has reported below the acquired companies financial results from July 1, 2006 up to the respective date of acquisition in order to reflect the Companies as a whole for the full fiscal year ended June 30, 2007:

	e-Learning		Pro-forma
	Vemics	NuScribe	Desktop	Combined
Revenues	$941,756	$106,618	$-0-	$1,048,374
Expenses	5,876,125	216,185	85,462	6,177,772

Profit (loss) before income tax expense	(4,934,369)	(109,567)	(85,462)	(5,129,398)

Income tax expense	-0-	-0-	-0-	-0-

Net profit (loss)	$(4,934,369)	$(109,567)	$(85,462)	$(5,129,398)

Loss per common share	$(0.13)	$(0.14)

Weighted average number of shares outstanding	37,008,998	37,008,998

16.           LEGAL CONTINGENCIES

In the normal course of business the Company is involved in lawsuits and claims.  While the amounts claimed could be material, the ultimate liability cannot now be determined because of the considerable uncertainties that exist.  Therefore, it is possible that results of operations or liquidity in a particular period could be affected by certain contingencies.  However, based on facts currently available including the insurance coverage that the Company has in place; management believes that the outcome of these lawsuits and claims will not have a material adverse effect on the Company’s financial position.

17.           SEGMENT REPORTING – UNAUDITED

The Company has two reportable segments Education and Healthcare services as of October 16, 2006 as a result of the acquisition of NuScribe, Inc.  The Company’s reportable segments are strategic business units that offer different services.  The accounting policies of the segments are the same as those described in the summary of accounting policies.

 VEMICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2007 (AUDITED)
AND THE SIX MONTHS ENDED DECEMBER 30, 2007 (UNAUDITED)

17.           SEGMENT REPORTING – UNAUDITED - continued
Financial information by industry segments is summarized below:
	12/31/2007	6/30/2007
Revenues:
Education	$223,192	$528,789
Healthcare	84,375	412,967
Total Revenues	307,567	941,756
Cost of Revenues:
Education	43,403	255,071
Healthcare	15,213	144,196
Total Cost of Revenues	58,616	399,267
Gross Profit:
Education	179,789	273,718
Healthcare	69,162	268,771
Total Gross Profit	$248,951	$542,488

Segment Assets:
Education	$696,395	$848,304
Healthcare	6,500	7,500
Total Reportable Segments	702,895	855,804
Corporate and others	9,681,673	9,681,673
Consolidated Assets	$10,384,568	$10,537,477

18.           LEGAL SETTLEMENT (unaudited)

On August 21, 2007, the Company entered into a Confidential Settlement Agreement and Mutual Releases to resolve various legal proceedings relating to a license agreement evolving from the Company’s license of software from an unrelated party.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Vemics, Inc.

We have audited the accompanying balance sheet of NuScribe, Inc. as of June 30, 2006 and the related statements of operations, changes in partner’s equity (deficiency) and stockholders’ equity (deficiency) and  statements of cash flows for each of the two years in the period then ended.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NuScribe, Inc. as of June 30, 2006 and the results of operations and its cash flows for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As more fully described in Note 3 to the financial statements, the Company has incurred operating losses since its inception, which raises substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

/s/ DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
March 14, 2007

NuScribe, Inc.
Balance Sheets

	9/30/2006	6/30/2006
ASSETS	unaudited
Current assets:
Cash and cash equivalents - interest bearing	$-	$53,141
Stockholder receivable	8,000	8,000
Security deposit	6,000	6,000

Total Current Assets	14,000	67,141

	$14,000	$67,141

LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIENCY)

Current liabilities:
Short-term notes payable	$25,000	$-
Accounts payable and accrued expenses	61,528	59,769
Total Current Liabilities	86,528	59,769

Total Liabilities	86,528	59,769

Stockholders' Equity/(Deficiency):
Preferred Stock Series A, convertible, non cumulative, par value $.001
2,000,000 shares authorized
1,750,000 shares issued and outstanding	1,750	1,750
Common stock, par value $.001, 12,000,000 shares authorized,
8,000,000 shares issued and outstanding	8,000	8,000
Additional Paid in Capital	348,250	348,250
Accumulated deficit	(430,528)	(350,628)

Total Stockholders' Equity (Deficiency)	(72,528)	7,372

	$14,000	$67,141

NuScribe, Inc.
Statements of Operations

	For the three	For the three	For the year	For the year
	months ended	months ended	ended	ended
	9/30/2006	9/30/2005	6/30/2006	6/30/2005
	unaudited	unaudited
Revenues
Revenues	$95,525	$83,194	$365,103	$338,511

Cost of goods sold	17,410	10,196	109,876	94,311

Gross Profit	78,115	72,998	255,227	244,200

Expenses:
Research and development	13,745	-	20,076	10,080
Consulting, commissions and travel	56,198	50,632	438,979	156,440
Operational fees and expenses	23,575	16,546	90,700	44,796
Professional fees	4,755	3,143	6,010	5,301
Payroll and related taxes	45,841	-	-	-
Production, advertising, brochures and public relations	11,482	1,139	41,589	7,177

Total Expenses	155,596	71,460	597,354	223,794

Net Income/(Loss) before other expenses	(77,481)	1,538	(342,127)	20,406

Other expenses:
Interest income	31	-	1,487	-
Interest expense	(2,450)	(1,984)	(9,988)	(535)
Total Other Expenses	(2,419)	(1,984)	(8,501)	(535)

Net income/(loss)	$(79,900)	$(446)	$(350,628)	$19,871

Net loss per share, diluted	$(0.01)		$(0.04)

Weighted average common shares outstanding, diluted	8,000,000		8,000,000

NuScribe, Inc.
Statements of Changes in Partners' Equity/Deficiency and
Stockholders' Equity/Deficiency

								TOTAL
								PARTNER'S
							RETAINED	EQUITY/(DEFICIT)
					ADDITIONAL	PARTNERS	EARNINGS/	STOCKHOLDERS'
	COMMON	PREFERRED	COMMON	PREFERRED	PAID IN	CONTRIBUTIONS/	ACCUMULATED	EQUITY/
DESCRIPTION	SHARES	SHARES	AMOUNT	AMOUNT	CAPITAL	DISTRIBUTIONS	DEFICIT	DEFICIENCY
Balance as of June 30, 2004	-	-	$-	$-	$-	$-	$2,568	$2,568

Partners Contributions/Distributions						(43,569)		(43,569)

Net income							19,871	19,871
Balance as of June 30, 2005	-	-	-	-	-	(43,569)	22,439	(21,130)

Partners Contributions/Distributions						21,130		21,130

Convert LP to a Corporation						22,439	(22,439)	-

Issuance of common stock	8,000,000		8,000					8,000

Issuance of preferred stock		350,000		1,750	348,250			350,000

Net loss							(350,628)	(350,628)
Balance as of June 30, 2006	8,000,000	350,000	8,000	1,750	348,250	-	(350,628)	7,372

Net loss							(79,900)	(79,900)
Balance as of September 30, 2006 (unaudited)	8,000,000	350,000	$8,000	$1,750	$348,250	$-	$(430,528)	$(72,528)

NuScribe, Inc.
Statements of Cash Flow

	For the three	For the three	For the year	For the year
	months ended	months ended	ended	ended
	9/30/2006	9/30/2005	6/30/2006	6/30/2005
	unaudited	unaudited
Cash Flows From Operating Activities
Receipts from customers	$83,628	$82,883	$367,103	$336,511
Payments to suppliers, salaries	(159,350)	(67,530)	(692,323)	(279,243)
Interest received	31	-	1,487	-
Interest paid	(2,450)	(1,984)	(9,988)	(535)
Net Cash Provided by/(Used in) Operating Activities	(78,141)	13,369	(333,721)	56,733

Cash Flows From Financing Activities
Short term loans	25,000	-	-	-
Partners contribution/distributions		(26,114)	21,130	(43,569)
Sale of preferred stock	-	-	350,000	-
Net Cash Provided by/(Used in) Financing Activities	25,000	(26,114)	371,130	(43,569)

Net Increase/(Decrease) in Cash	(53,141)	(12,745)	37,409	13,164

Cash at the Beginning of Year	53,141	$15,732	15,732	2,568

Cash at End of Year	$-	$2,987	$53,141	$15,732

Reconciliation of Net Income/(Loss) to Net Cash
Used by Operating Activities
Net income	$(79,900)	$(446)	$(350,628)	$19,871
Adjustments to reconcile net income/(loss) to net cash
provided by/(used by) operating activities:
Changes in:
Trade receivables	-	(311)	2,000	(2,000)
Prepaid expenses	-	-	(6,000)	-
Accounts payable and accrued expenses	1,759	14,126	20,907	38,862
Net Cash Provided by/(Used by)
Operating Activities	$(78,141)	$13,369	$(333,721)	$56,733

NUSCRIBE, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2006 (AUDITED)
AND THE THREE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

1.             NATURE OF OPERATIONS

NuScribe, Inc. (the “Company”) was organized on November 16, 2003 as NuScribe, L.P. a Texan limited partnership.  On March 3, 2006 the Company converted to be a Texas “C” Corporation.  The Company is engaged in bringing the next generation of documentation creation to life specifically focused on the medical field.  NuScribe began operating with its SMR (Simplified Medical Record), which is an appliance-based voice recognition product.  In its next phase, NuScribe addressed the mass demand for the product and to add more services to the basic documentation creation and management system.  To accomplish this, NuScribe developed NuScribe Online – an internet based application that securely stores the doctor’s documents in a virtual repository.  In addition to the basic service, NuScribe is now able to offer clients certain additional conveniences, such as online prescription writing.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Unaudited Interim Results

The accompanying unaudited interim consolidated balance sheet as of September 30, 2006, the statements of operations and cash flows for the three months ended September 30, 2006 and the statement of stockholders’ deficiency for the three months ended September 30, 2006 and 2005 are unaudited.  The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of September 30, 2006 and results of operations and cash flows for the three months ended September 30, 2006 and 2005.  The results of operations for the three months ended September 30, 2006 and 2005 are not necessarily indicative of the results to be expected for the year ending June 30, 2007 or for any other interim period or for any other future year.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.  Significant accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position and cash flows are summarized below.

Cash Equivalents

Money market funds and investment instruments with original maturities of ninety days or less are considered cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable.

The Company must at minimum collect sufficient revenue to commit to purchasing the software and required hardware to begin implementation of the product installation.  Financial terms, for credit–approved customers, are generally on a net-30 day basis for the remaining contract balance though most customers are expected to make prompt payment.  Management periodically and regularly reviews customer account activity in order to assess the adequacy of allowances for doubtful accounts, considering such as economic conditions and each customer’s payment history and creditworthiness.  If the financial condition of our customers were to deteriorate, or if they were otherwise unable to make payments in accordance with management’s expectations, we might have to increase our allowance for doubtful accounts, modify their financial terms and/or pursue alternative collection methods.

NUSCRIBE, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2006 (AUDITED)
AND THE THREE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair Value of Financial Instruments

Management believes that the carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term nature of these instruments.  The carrying amount of the Company’s long-term debt also approximates fair value, based on market quote values (where applicable) or discounted cash flow analyses.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes.  Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.  Valuation allowances are established when it is necessary to reduce deferred income tax assets to the amount, if any, expected to be realized in future years.

Earning (loss) per share

Basic and diluted net loss per share are computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, less shares subject to repurchase.  Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible notes in the weighted-average number of common shares outstanding for a period, if dilutive.  All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

Revenue recognition

The Company is an independent software vendor (ISV) and generates revenue from software sales and related hardware requirements, including support and maintenance, and consulting services.  The Company has a contract with a value-added reseller (VAR).  The Company’s contracts with the VAR that does not include special considerations such as rights of return, stock rotation, price protection and special acceptance or warranty provisions.  The Company recognizes revenue for software license sales in accordance with Statement of Position 97-2 Software Revenue Recognition.  The Company exercises judgment in connection with the determination of the amount of software and services revenue to be recognized in each accounting period.  The nature of each licensing arrangement determines how revenues and related costs are recognized.

The standard single user license includes a Dell Inspiron D520 Laptop 1.6 ghz, 1 GB RAM, microphone and includes on-line training, telephone support and upgrades for 1 year.

Advertising costs

Advertising costs are reported in production, advertising, brochures and public relations expenses and include advertising, marketing and promotional programs.  As of September 30, 2006 and June 30, 2006, all of these costs were charged to expenses in the period or year in which incurred.  Advertising costs for the three months ended September 30, 2006 and 2005 were $6,532 and $380, respectively and for years ended June 30, 2006 and 2005 were $39,625 and $6,117, respectively.

NUSCRIBE, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2006 (AUDITED)
AND THE THREE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

3.             SHAREHOLDERS’ EQUITY (DEFICIENCY)

Preferred stock – Series A

The Company as of September 30, 2006 and June 30, 2006 had a total of 2,000,000 preferred shares authorized and 1,750,000 shares issued and outstanding at a par value of $.001 in exchange for $350,000 invested in March2006 when the Company converted from a LP to a C Corporation.

In the event the Corporation shall declare a distribution payable to holders of common stock in cash or securities the holders of the Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series A Preferred Stock were holders of the number of shares of Common Stock of the Corporation.

In the event of any liquidation, the holders of Series A Preferred Stock shall receive preference to the holders of Common Stock or any other stock-ranking junior to the Series A Preferred Stock equal to $.20 per share plus all declared but, unpaid dividends on such shares.  After payment in full of the Liquidation Amount to all holders of Series A Preferred Stock, the entire amount remaining shall be distributed among the holders of the Common Stock and the Series A Preferred Stock in proportion to the shares of Common Stock then held by them on an as-converted basis as if all shares of Series A Preferred Stock had been converted into shares of Common Stock.

The Series A Preferred Stock shall not be redeemable.

Series A Preferred Stock shall be entitled to equal voting rights of the Common Stock as if it had been converted.

Each share of Series A Preferred Stock shall be convertible into Common Stock by dividing $.20 plus all declared but unpaid dividends by the conversion price applicable on the date such converted shares are surrendered for conversion.

Common stock

The Company as of September 30, 2006 and June 30, 2006 had a total of 2,000,000 common shares authorized and 1,750,000 shares issued and outstanding at a par value of $.001 recorded as subscription receivable when the Company converted from a LP to a C Corporation.

4.             Going Concern

From March 3, 2006 through September 30, 2006, the Company has incurred operating losses to date and has an accumulated deficit of $442,425.  The Company’s activities have been primarily financed through preferred stock financing.  The Company may need to raise additional capital through the issuance of debt or securities to fund its operations.  The financing may not be available on terms satisfactory to the Company, if at all.

5.             SHORT TERM NOTES PAYABLE

The Company had outstanding $25,000 interest free note from Vemics, Inc., as of September 30, 2006.

6.             RENT

The Company has a 36-month lease agreement from April 2006 through to March 31, 2009 for commercial office space in Austin, Texas for its operations.  The monthly rent expense for the first fiscal year is $3,300.83 (the rent for April and May 2006 was free), monthly rent of $3,366.85 for the second fiscal year and monthly rent of $3,434.81 for the third fiscal year.

The Company has incurred rent expense for the three months ended September 30, 2006 and 2005 for $9,905 and $6,117, respectively, and for the years ended June 30, 2006 and 2005 were $19,932 and $5,754, respectively.

NUSCRIBE, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2006 (AUDITED)
AND THE THREE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

6.             RENT – continued

The minimum lease commitments are follows:

June 30, 2007	$39,808
June 30, 2008	40,606
June 30, 2009	30,913
Total	$111,327

7.             INCOME TAXES

	9/30/2006	6/30/2006
Taxes on income include provision (benefits) for:
Federal income taxes	$-0-	$-0-
State and local income taxes	-0-	-0-
Total	$-0-	$-0-

Taxes on income are comprised of:
Current	$-0-	$-0-
Deferred	-0-	-0-
Total	$-0-	$-0-

The Company was an LP from inception November 2003 through March 3, 2006.  Thus, all income and losses activity was distributed to its partners for the respective time period.  At September 30, 2006 and June 30, 2006, the Company had net operating loss (NOL) carryforwards of approximately $442,000 and $351,000, respectively.  Utilization of NOL carryfoward may be limited under various sections of the Internal Revenue Code depending on the nature of the Company’s operations.  Deferred tax assets comprise the following at September 30, 2006 and June 30, 2006.

	9/30/06	6/30/06
Operating loss carry forwards	$442,000	$351,000
Less: Valuation allowance	(442,000)	(351,000)
Net Deferred Tax Asset	$-0-	$-0-

8.             RESEARCH & DEVELOPMENT – SOFTWARE COSTS

In accordance with SFAS No. 86 “Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed,” development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to a net realizable value evaluation.  Technological feasibility is established upon the completion of an integrated working model.  To date, the Company has not yet established technological feasibility and accordingly, all related costs have been charged to research and development expense.

iMedicor is an online portal that will create not only a community that promotes physician communication and collaboration, but also offer a suite of productivity tools that will finally provide a solution to healthcare information technology’s greatest challenge today, interoperability.  A highly simplified electronic medical record system will be paired with an electronic file transfer network that will integrate with most any EMR on the market.

The concept of iMedicor.com is based on the real-life success of other community portals on the web.  Social interaction portals such as MySpace.com have had explosive growth in their memberships because of the viral nature of their membership invitation system and the ability to identify and communicate with other users.  Additionally, because of their user popularity, these portals have become major advertisement landing sites for mainstream media marketing (music, movies and television) in the span of just a few years.

In accordance with SFAS No. 86 “Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed,” development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to a net realizable value evaluation. Technological feasibility is established upon the completion of an integrated working model. To date, the Company has not yet established technological feasibility and accordingly, all related costs have been charged to research and development expense.

iMedicor is an online portal that will create not only a community that promotes physician communication and collaboration, but also offer a suite of productivity tools that will finally provide a solution to healthcare information technology’s greatest challenge today, interoperability. A highly simplified electronic medical record system will be paired with an electronic file transfer network that will integrate with most any EMR on the market.

The concept of iMedicor.com is based on the real-life success of other community portals on the web. Social interaction portals such as MySpace.com have had explosive growth in their memberships because of the viral nature of their membership invitation system and the ability to identify and communicate with other users. Additionally, because of their user popularity, these portals have become major advertisement landing sites for mainstream media marketing (music, movies, and television) in the span of just a few years.

NUSCRIBE, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2006 (AUDITED)
AND THE THREE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

 9.            RESEARCH & DEVELOPMENT – SOFTWARE COSTS - continued

The iMedicor portal is exclusively for medical professionals as opposed to the much broader spectrum of these other consumer based portals; however, the aim of viral growth in the membership will be achieved in the same fashion.  At the heart of iMedicor, is the secure network that allows physicians to electronically transfer documentation and other health information in a HIPAA compliant manner whether they use an EMR or not.  Physicians that become members will be prompted to pass on invitations to colleagues through their existing contact list so that they may begin sharing health information through the system.  When those contacts accept the invitation and become members themselves, they will in like turn be prompted to invite others in their own contact lists.

10.           CONCENTRATION RISK

The Company sells one product derived from one source.  The potential for the severe impact can result, for example, from total or partial loss of the business relationship.

11.           SUBSEQUENT EVENT

On October 16, 2006, the Company announced that 100% of all the shares were acquired by Vemics, Inc.  The transaction is valued at up to $9 million in an all-stock transaction with Vemics’ stock valued at $.90 per share (issued 10 million shares valued at $.90 per share).  NuScribe™, Inc. is a developer of voice recognition software applications and web-based productivity tools for the medical, pharmaceutical and healthcare industries.  The combined Vemics and NuScribe technologies will be well positioned to serve a market of over 600,000 physicians in the United States with an integrated real-time productivity toolset, greatly reducing the cost and time spent creating electronic medical records industry-wide.

Physicians nationwide will benefit from greatly simplified electronic medical records creation, freeing more time for patients.  In addition, doctors will have real-time access to medical records and other healthcare professionals nationwide, lowering medical costs and improving clinical results.  In addition, the new web conferencing platform eliminates travel to live continuing medical education seminars and medical events.  Medical professionals can also utilize the platform to deliver online seminars.

NuScribe SMR™, NuScribe’s flagship product, is a web-based, speech-enabled medical documentation system that helps medical professionals save time, increase revenue and cut costs while streamlining the entire medical transcription process.  The system enables physicians to create, edit, sign and dispatch patient notes, electronic medical records, prescriptions, referral letters and more.  NuScribe’s document templates, voice macros and patient-specific fields, customized for the physician, greatly reduce physical dictation time and costs.

Both companies are incorporated and domiciled in the United States.  Each of the unaudited pro-forma condensed consolidated financial statements for the year ended June 30, 2006 and for the three months ended September 30, 2006 as follows herewith have been presented as if the acquisition of the subsidiary had occurred by the date of the financial statement.

12.           RELATED PARTY TRANSACTIONS

                C. Robert Dorsett, Esq. is the father of the President of the Company Thomas Dorsett.  C. Robert Dorsett, Esq. was issued preferred stock of a 1.5% interest for his legal services in lieu of payment.

Katie Dorsett was the acting bookkeeper/internal accountant for the Company.  She received compensation of $5,250 for the year ended June 30, 2006 and $2,250 and $-0-or the three months ended September 30, 2006 and 2005, respectively for her services.  She is the spouse of Thomas Dorsett, President of NuScribe, Inc.

PART III
ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number             Description

2.1	Share Exchange Agreement by and between Vemics, Inc. a Delaware corporation, and OMII, Inc., a Nevada corporation

3.1	Articles of Incorporation

3.2	Bylaws

10.1	Stock Purchase Agreement, dated October 16, 2006, by and among the Company and the stockholders of NuScribe, Inc., a Delaware corporation

10.2	Asset Purchase Agreement, dated January 25, 2007, by and between the Company and e-Learning Desktop, Inc.

10.3	Secured Convertible Promissory Note Bridge Funding dated December 2, 2005, by and between the Company and Valiant Holding Co., for $445,000.

10.4	Vemics, Inc. 2007 Equity Compensation Plan

10.5	Employment Agreement dated as of October 1, 2004 July 17, 2006 by and between Fred Zolla and Vemics, Inc.

10.6	Employment Agreement dated as of October 1, 2004, by and between Brian Howell and Vemics, Inc.

10.7	Employment Agreement dated as of October 1, 2004, by and between Richard L. Marciniak and Vemics, Inc.

10.8	Employment Agreement dated as of April 1, 2008, by and between Craig Stout and Vemics, Inc.

10.9	Consulting Agreement dated as of October 15, 2006, by and between Brian Groh and Vemics, Inc.

10.10	Agreement by and between Vemics, Inc. and EP Global Communications, Inc. entered into as of November 3, 2005.

10.11	Lease Agreement between Cheryl Ogle as lessor, and NuScribe, LP as lessee, entered into March 10, 2006 for the premises located at 3600 Bee Cave Road, Austin, Texas.

10.12
Cooperation Agreement dated as of August 24, 2007, by and between The State Pedagogical Institute of Naberezhniye Chelny of the Ministry of Education and Science of the Russian Federation; the Non-profit Educational Organization of Moscow; and Vemics, Inc.

10.13
Cooperation Agreement dated as of August 24, 2007, by and between the Znaniye-Centre Study Group (Russia), The Ministry of Economics of the Republic of Tatarstan; the Non-profit Educational Organization of Moscow; and Vemics, Inc.

10.14	Memorandum of Intention between Sochi State University of Tourism and Recreation and the University of Miami/Vemics, Inc. dated as of April 17, 2007.

10.15	Memorandum of Intention between Sochi State University of Tourism and Recreation and the University of Miami/Vemics, Inc. dated as of August 30, 2007.

10.16	Agreement by and between University of Miami Division of Continuing and International Education and Vemics, Inc. entered into as of December 12, 2006.

10.17	Sprint PCS Advantage Agreement for Business with Vemics, Inc. dated as of May 10, 2007.

10.18	Agreement by and between Thomas Jefferson University and Vemics, Inc. entered into as of May 25, 2007.

10.19	Agreement by and between the Znaniye-Centre Study Group (Russia) and Vemics, Inc. entered into as of June 21, 2007 to expand the original contract attached as Exhibit 10.12.

10.20	Service Agreement by and between eRx Network, LLC and Vemics, Inc. entered into as of November 30, 2007.

10.21	Agreement by and between the Association of Black Cardiologists, Inc. and Vemics, Inc., entered into as of May 15, 2007.

10.22	Agreement by and between the American Society of Hypertension, Inc. and Vemics, Inc., entered into as of November 29, 2007.

10.23	Agreement by and between the Pulmonary Hypertension Association, Inc. and Vemics, Inc., entered into as of June 28, 2007.

10.24	Agreement by and between the Hypertrophic Cardiomyopic Association, Inc. and Vemics, Inc., entered into as of June 15, 2007.

10.25	Consent to the Amendment of the Termination Date by and between EP Global Communications, Inc. and Vemics, Inc. effective as of March 4, 2008.

10.26	Microsoft HealthVault Solution Provider Agreement by and between Microsoft Corporation and Vemics, Inc. effective February 15, 2008.

10.27	Volume Purchase Agreement by and between Dell Marketing, L.P. and Vemics, Inc. effective as of February 19, 2008.

21.1	Subsidiaries

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Vemics, Inc.

Date: March 18, 2008	By:	/s/ Fred Zolla
Fred Zolla
CEO